2008 ANNUAL REPORT

1928 80 2008

YEARS

OF OUTSTANDING SERVICE AND COMMITMENT

CLIFTON SAVINGS BANCORP, INC.

FINANCIAL HIGHLIGHTS

NET LOANS RECEIVABLE
(In thousands)

2004	2005	2006	2007	2008
$249,459	$354,162	$403,682	$418,616	$420,619

DEPOSITS
(In thousands)

2004	2005	2006	2007	2008
$537,002	$556,453	$571,962	$567,459	$576,722

TOTAL EQUITY
(In thousands)

2004	2005	2006	2007	2008
$199,907	$203,173	$197,748	$184,598	$172,355

TOTAL ASSETS
(In thousands)

2004	2005	2006	2007	2008
$742,308	$841,877	$834,880	$805,042	$899,056

TABLE OF CONTENTS

TO OUR SHAREHOLDERS

As we celebrate our 80th anniversary as a financial institution, we feel particularly grateful to our founders. The sound judgment of the 12 Clifton businessmen who organized a building and loan association in 1928 has guided us ever since. Their purpose was to accumulate a fund to assist them and other community members in acquiring and improving real estate. In the first year, the institution's assets grew to $40,000. In the 80 years since Clifton Savings has been in existence, our assets have increased to more than $899 million and the former mutual association is now a stock savings bank, Clifton Savings Bank, and is the subsidiary of the publicly owned Clifton Savings Bancorp, Inc.

Our asset growth over the past year – an increase of 11.7% from March 31, 2007 – is especially noteworthy in view of the difficult environment confronting our industry. In other key indicators, earnings per share held steady at $0.09 from the year ended March 31, 2007, to the same period in 2008, while net income decreased by 4.1% to $2.37 million.

On another note, we repurchased approximately 1.5 million shares of Company common stock in fiscal 2008. We believe that our stock repurchase programs, which we initiated in March 2005, are an effective use of our capital and will enhance shareholder value. At March 31, 2008, stockholders' equity totaled $172.4 million, with an average equity-to-assets ratio of 21.65% and a dividend payout ratio of 86.97% for the year ended March 31, 2008.

We have paid 16 consecutive dividends since becoming public in March 2004. For the year ended March 31, 2008, we paid cash dividends of $0.20 per share to shareholders other than Clifton MHC.

By putting a hold on our expansion plans, by paying a fair competitive rate for deposits and by charging a fair competitive rate for loans, we yielded solid results.

We can be thankful to our founders, whose guiding principles proved invaluable during the past year. Their aim was to create a solid, reliable institution in which their investors and employees could place their trust.

By contrast, many institutions have recently been involved in lending practices that gave the word "subprime" new significance in financial circles. It defined a mortgage crisis that began when lenders in the United States gave adjustable mortgage loans to less than creditworthy borrowers. These loans were then packaged and sold to major banks and other financial institutions, which spent little time inquiring about the creditworthiness of the mortgagors or about the value of the securities offered for the loans. Unchecked appraisals and loose lending practices forced up the prices of homes. When the rates adjusted, thousands of borrowers defaulted and there was a glut of homes on the market.

We were never among the banks that offered subprime mortgages. Those banks are now reporting losses, write-downs and charge-offs. We are not.

Some are diluting the value of their shares by selling pieces of themselves to foreign banks. We are not. Others are seeking a bailout from the U.S. government. We are not.

Instead, our conservative, soundly based financial strategies served us well. ***By putting a hold on our expansion plans, by paying a fair competitive rate for deposits and by charging a fair competitive rate for loans, we yielded solid results.***

These results were supported by the return to a more normal yield curve in the fourth quarter of our reporting period. From 2004 to 2006 the Federal Open Market Committee increased short-term rates 17 times, hampering our opportunities to invest short-term deposited money at higher long-term rates. As this impediment to our financial growth eased, our bank was able to continue to pay fair, competitive rates for deposits and charge fair, competitive rates for loans.

In spite of the slowdown in real estate sales regionally as well as nationally, we are pleased to report that our net loans actually increased from $418.6 million as of March 31, 2007, to $420.6 million as of March 31, 2008, or 0.5%.

We maintain conservative standards in underwriting our loans. With 2,250 first and second mortgages in our portfolio, we are pleased to report that only one is in foreclosure.

At the same time, we ensure that the bank maintains a growing base of residential loans through our community reinvestment area, which now extends to six New Jersey counties. Under this program, we offer reduced-interest mortgage rates to first-time home buyers.

Paying a fair competitive rate to depositors is another of our company's sound practices that is yielding favorable results. Deposits increased $9.2 million, or 1.6%, to $576.7 million as of March 31, 2008, from $567.5 million at March 31, 2007.

We pride ourselves on the fact that at Clifton Savings, personal banking is still personal. Accordingly, we offer depositors exceptional service as well as innovative customer products and services. Through our telephone banking system, our depositors can find out about balances, available funds and deposits; get information on posted checks, transfers, maturity and clearance dates; and also receive information on 1099s in various languages. We also provide small business checking accounts, specifically designed to give customers low-cost, unlimited check writing coupled with our friendly neighborhood service and convenience. And this past year, we introduced Internet banking, which enables depositors to check their accounts 24 hours a day and make transactions when it's most convenient for them. In addition, we began offering overdraft privileges to our checking depositors, giving them added flexibility with their money.

We maintained the strong operations of our network of 10 personally oriented, efficient branches throughout our banking area. In addition to standard conveniences such as ATMs and drive-up window service at many of our branches, we also offer extended hours.

Our unswerving goal is to provide a satisfactory return on our assets to shore up our earnings per share and shareholder dividends.

We believe our community orientation is attractive to our customers and distinguishes us from the large regional banks that operate in our market area, and we intend to maintain this focus as we grow.

Our founders were acutely aware of the imperative to growth. They endured the most difficult of financial challenges, for within a year of their organization, the country had become mired in the Great Depression. Financial prudence helped them to survive and endure.

Looking back to them, we can be proud of what our Company has achieved in 80 years. Looking forward, we can continue being worthy of the confidence placed in us by our shareholders, borrowers, depositors and employees.

...we can be proud of what our Company has achieved in 80 years. Looking forward, we can continue being worthy of the confidence placed in us by our shareholders, borrowers, depositors and employees.

John A. Celentano, Jr.
Chairman of the Board and Chief Executive Officer

Walter Celuch
President and Corporate Secretary

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain consolidated summary historical financial information concerning the financial position of Clifton Savings Bancorp, Inc. including its subsidiaries, Clifton Savings Bank and Botany Inc., for the dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Clifton Savings Bancorp, Inc. appearing later in this annual report.

FINANCIAL CONDITION DATA	AT MARCH 31, 2008	2007	2006	2005	2004
	(Dollars in thousands)				
Total assets	$899,056	$805,042	$834,880	$841,877	$742,308
Loans receivable, net	420,619	418,616	403,682	354,162	249,459
Cash and cash equivalents	52,231	41,105	22,623	31,121	144,657
Securities	380,878	305,860	387,850	435,854	330,887
Deposits	576,722	567,459	571,962	556,453	537,002
FHLB advances	142,306	45,346	57,874	75,263	0
Total equity	172,355	184,598	197,748	203,173	199,907

OPERATING DATA	YEAR ENDED MARCH 31, 2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)				
Interest income	$38,570	$37,520	$35,352	$31,369	$25,698
Interest expense	24,485	21,600	17,572	12,397	11,716
Net interest income	14,085	15,920	17,780	18,972	13,982
Provision for (recovery of) loan losses	90	90	160	260	(100)
Net interest income after provision for (recovery of) loan losses	13,995	15,830	17,620	18,712	14,082
Noninterest income	1,138	373	265	361	291
Noninterest expense	12,125	12,380	12,094	10,279	8,183
Earnings before income taxes	3,008	3,823	5,791	8,794	6,190
Total income taxes	636	1,351	2,124	3,514	2,501
Net earnings	$2,372	$2,472	$3,667	$5,280	$3,689
Basic and diluted earnings per share (1)	$0.09	$0.09	$0.13	$0.18	$0.13

PERFORMANCE RATIOS	AT OR FOR THE YEAR ENDED MARCH 31, 2008	2007	2006	2005	2004
Return on average assets	0.29%	0.30%	0.43%	0.67%	0.57%
Return on average equity	1.34%	1.29%	1.83%	2.62%	4.37%
Interest rate spread (1)	1.09%	1.23%	1.52%	1.96%	2.01%
Net interest margin (2)	1.82%	2.01%	2.16%	2.48%	2.23%
Noninterest expense to average assets	1.49%	1.51%	1.43%	1.30%	1.25%
Efficiency ratio (3)	79.65%	75.98%	67.02%	53.35%	57.33%
Average interest-earning assets to average interest-bearing liabilities	1.23 x	1.29 x	1.30 x	1.32 x	1.11 x
Average equity to average assets	21.65%	23.49%	23.76%	25.48%	12.94%
Basic and diluted earnings per share	$0.09	$0.09	$0.13	$0.18	$0.13
Cash dividends paid per common share (4)	$0.20	$0.20	$0.20	$0.14	N/A
Dividend payout ratio (4)	86.97%	96.48%	67.96%	33.52%	N/A
CAPITAL RATIOS (5)					
Tangible capital	16.71%	18.27%	17.28%	17.52%	17.83%
Core capital	16.71%	18.27%	17.34%	17.56%	17.90%
Risk-based capital	45.02%	46.70%	47.02%	50.83%	57.71%
ASSET QUALITY RATIOS					
Allowance for loan losses as a percent of total gross loans	0.34%	0.32%	0.31%	0.31%	0.34%
Allowance for loan losses as a percent of nonperforming loans	543.40%	523.26%	12600.00%	110000.00%	688.52%
Net charge-offs to average outstanding loans during the period	0.00%	0.00%	0.00%	0.00%	0.00%
Nonperforming loans as a percent of total loans	0.06%	0.06%	0.00%	0.00%	0.05%
Nonperforming assets as a percent of total assets	0.03%	0.03%	0.00%	0.00%	0.02%
OTHER DATA					
Number of: Real estate loans outstanding	2,250	2,284	2,266	2,173	1,886
Deposit accounts	32,633	34,410	35,658	34,709	34,916
Full-service customer service facilities	10	10	10	10	10

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of assets.
(4) Prior to March 3, 2004, Clifton Savings operated as a mutual institution, and had not paid any dividends as a public company through March 31, 2004.
(5) Bank only.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The objective of this section is to help you understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear later in this annual report.

This section contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, but, rather are statements based on Clifton Savings Bancorp, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which Clifton Savings Bancorp operates, as well as nationwide, Clifton Savings Bancorp's ability to control costs and expenses, competitive products and pricing, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Clifton Savings Bancorp assumes no obligation to update any forward-looking statements.

Overview

Income. We have two primary sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income (which is the income that we earn on our loans and investments) and interest expense (which is the interest that we pay on our deposits and borrowings).

To a much lesser extent, we also recognize pre-tax income from fee and service charge income – the compensation we receive from providing products and services, and the increase in the cash surrender value of bank owned life insurance. Most of our fee and service charge income comes from service charges on deposit accounts and fees for late loan payments. We also earn fee and service charge income from ATM charges and other fees and charges. The cash surrender value of bank owned life insurance is recorded in the consolidated statement of financial condition as an asset and the change in cash surrender value is recorded as non-interest income.

Expenses. The expenses we incur in operating our business consist of salary and employee benefits expenses, occupancy expenses, equipment expenses, directors' compensation, advertising expenses, legal expenses, federal insurance premiums, and other miscellaneous expenses.

Salary and employee benefits expenses consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities.

Equipment expenses include fees paid to our third-party data processing service, telephone expense and expenses and depreciation charges related to office and banking equipment. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets. Estimated lives are five to 40 years for building and improvements, five to 20 years for land improvements and two to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Directors' compensation expense includes stock option and restricted stock expense, retirement benefits and directors' fees.

Advertising expenses include costs relating to marketing, promotional items and related expenses.

Legal expenses include attorneys' fees related to litigation, corporate, securities, regulatory and other legal matters.

Federal insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for accountants and consultants, charitable contributions, insurance, office supplies, printing, postage and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the assessment of prepayment risks associated with mortgage-backed securities, and the determination of the amount of deferred tax assets which are more likely than not to be realized.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectability of the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination.

Mortgage-Backed Securities. Assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. We believe that the prepayment risks associated with mortgage-backed securities are properly recognized.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

Effective April 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended March 31, 2008.

Other-Than-Temporary Impairment. SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and Staff Accounting Bulletin 59, "Noncurrent Marketable Equity Securities," require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether decline in the value of a security is other than temporary. A review of other-than-temporary impairment requires companies to make certain judgments regarding the materiality of the decline, its effect on the financial statements and the probability, extent and timing of a valuation recovery and the company's intent and ability to hold the security. Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (1) fundamental factors specific to the issuer, such as financial condition, business prospects or other factors or (2) market-related factors, such as interest rates or equity market declines of a short-term nature.

Operating Strategy

Our mission is to continue to operate and grow a profitable community-oriented financial institution serving primarily retail customers in our market area. We plan to achieve this by:

- operating as an independent community-oriented financial institution;
- pursuing opportunities to increase our loan portfolio by purchasing New Jersey and out-of-state loans;
- continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio;
- managing our investment and borrowing portfolios; and
- increasing deposits.

Operating as an independent community-oriented financial institution

We have a long tradition of focusing on the needs of consumers in our community and being an active corporate citizen. Unlike some large banks, our decisions are made locally, we have many long time branch employees, and customers have access to senior management. In recent years, we have expanded our customer service initiatives. In addition to standard conveniences such as ATMs, we offer extended hours and telephone banking. We deliver personalized service and respond with flexibility to customer needs. We believe our community orientation is attractive to our customers and distinguishes us from the large regional banks that operate in our market area, and we intend to maintain this focus as we grow.

Pursuing opportunities to increase our loan portfolio by purchasing New Jersey and out-of-state loans

We will pursue the purchase of New Jersey and out-of-state (in particular states on the Eastern Seaboard) loans originated by third parties while continuing to originate any such loans in accordance with our conservative underwriting guidelines. Purchased loan packages are subject to the same guidelines established for our own origination process. By purchasing loans we supplement loan demand in our lending areas while minimizing overhead costs.

Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio

We believe that high asset quality is a key to long-term financial success. We have sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards which we believe are conservative. At March 31, 2008, our nonperforming loans (loans which are 90 or more days delinquent) were 0.06% of our total loan portfolio and 0.03% of our total assets. We intend to continue our philosophy of managing large loan exposures on all loan types through our conservative approach to lending.

Managing our investment and borrowing portfolios

Our liquidity, income and interest rate risk are affected by the management of our investment and borrowings portfolios. During the year ended March 31, 2008, we purchased mortgage-backed securities in an effort to increase yield while managing our interest rate sensitivity. The majority of these securities generally range from fifteen years to thirty years but have substantially higher yields than agency securities. We will continue to monitor market conditions to determine the best method of generating a favorable return without incurring additional risk. During the year, we reimplemented our leverage strategy and we will continue to look for additional leveraging opportunities as market conditions improve.

Increasing deposits

Our primary source of funds is our deposit accounts. Deposits increased $9.2 million, or 1.6%, since March 31, 2007 even though local competition has significantly increased. We intend to increase our future deposits by continuing to offer exceptional customer service, as well as enhancing and expanding products and services offered to our customers. During the year, we introduced an overdraft privilege program to enhance the range of products and flexibility we offer our customers as well as increase fee income.

Results of Operations for the Years Ended March 31, 2008, 2007 and 2006

Overview.

	2008	2007	2006	% Change 2008/2007	% Change 2007/2006
	(Dollars in thousands)				
Net earnings	$2,372	$2,472	$3,667	(4.05)%	(32.59)%
Return on average assets	0.29 %	0.30 %	0.43 %	(3.33)%	(30.23)%
Return on average equity	1.34 %	1.29 %	1.83 %	3.88%	(29.51)%

2008 v. 2007. Net earnings decreased primarily due to the continued increase in interest expense as a result of the competitive pricing environment for deposits, coupled with the unfavorable yield curve experienced throughout much of the period.

2007 v. 2006. Net earnings decreased primarily due to the continuing effects of the flat yield curve on our net interest margin and spread.

Net Interest Income.

2008 v. 2007 Net interest income decreased $1.8 million, or 11.3%, to $14.1 million for 2008. The decrease in net interest income for 2008 was attributable to a 14 basis point decrease in the net interest spread which was due to an increase in cost of interest-bearing liabilities in excess of the increase in yield of interest-earning assets.

Total interest income increased $1.1 million, or 2.9%, to $38.6 million for 2008, resulting from an increase in the rate earned on average interest-earning assets. During 2008, the average yield on interest-earning assets increased 26 basis points to 4.99%, partially offset by a decrease of $21.4 million, or 2.7%, in the balance of average interest-earning assets to $772.6 million. The composition of interest-earning assets generally consists of loans, securities and interest-earning deposits. The decrease in average interest-earning assets was primarily due to a decrease of $54.1 million in investment securities, partially offset by increases of $2.6 million in loans, $20.1 million in mortgage-backed securities and $10.0 million in other interest-earning assets. Interest on loans, mortgage-backed securities and other interest-earning assets increased by 7.4% due to redeployment of calls and maturities in investments into higher yielding assets. Interest on investment securities decreased by 15.3% due to the significant decrease in balance.

Total interest expense increased $2.9 million, or 13.4%, to $ 24.5 million for 2008 due primarily to the increase in yield on average interest-bearing liabilities, and to a lesser extent, the increase in balance. Overall, the average interest rate paid on interest-bearing liabilities increased 40 basis points to 3.90%, while the average balance increased $11.5 million, or only 1.9%.

2007 v. 2006. Net interest income decreased $1.9 million, or 10.7%, to $15.9 million for 2007. The decrease in net interest income for 2007 was attributable to a 29 basis points decrease in the net interest spread which was due to a substantial increase in the cost of interest-bearing liabilities.

Total interest income increased $2.2 million, or 6.1%, to $37.5 million for 2007, resulting from an increase in the rate earned on average interest-earning assets. During 2007, the average yield on interest-earning assets increased 44 basis points to 4.73%, partially offset by a decrease of $29.1 million, or 3.5%, in the balance of average interest-earning assets to $794.0 million. The composition of interest-earning assets generally consists of loans, securities and interest-earning deposits. The decrease in average interest-earning assets was primarily due to decreases of $51.8 million in mortgage-backed securities and $16.7 million in investment securities, partially offset by increases of $32.0 million in loans and $7.4 million in other interest-earning assets. Interest on loans and other interest-earning assets increased by 11.8% due to redeployment of repayments of mortgage-backed securities and investment securities into higher yielding assets. Interest on investments increased by 18.6% due to the significant increase in yield, partially offset by the decrease in balance.

Total interest expense increased $ 4.0 million, or 22.5%, to $ 21.6 million for 2007 due primarily to the increase in yield on average interest-bearing liabilities. Overall, the average interest rate paid on interest-bearing liabilities increased 73 basis points to 3.50%, while the average balance decreased $18.3 million, or only 2.9%.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of month-end balances, and nonaccrual loans are included in average balances; however, accrued interest income has been excluded from these loans. Loan fees (costs) are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax equivalent basis are insignificant.

	Year Ended March 31,								
	2008			2007			2006		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Assets:									
Interest-earning assets:									
Loans receivable	$423,477	$22,148	5.23%	$420,924	$21,725	5.16%	$388,915	$19,874	5.11%
Mortgage-backed securities	175,826	8,521	4.85%	155,720	6,851	4.40%	207,500	8,315	4.01%
Investment securities	136,912	6,403	4.68%	190,971	7,556	3.96%	207,670	6,370	3.07%
Other interest-earning assets	36,389	1,498	4.12%	26,393	1,388	5.26%	19,023	793	4.17%
Total interest-earning assets	772,604	38,570	4.99%	794,008	37,520	4.73%	823,108	35,352	4.29%
Noninterest-earning assets	42,110			24,110			20,577		
Total assets	$814,714			$818,118			$843,685		
Liabilities and equity:									
Interest-bearing liabilities:									
Demand accounts	$48,818	1,199	2.46%	$47,756	1,044	2.19%	$43,405	708	1.63%
Savings and Club accounts	94,570	1,076	1.14%	110,860	1,294	1.17%	146,583	1,859	1.27%
Certificates of deposit	419,967	19,791	4.71%	405,311	17,248	4.26%	376,185	12,505	3.32%
Total interest-bearing deposits	563,355	22,066	3.92%	563,927	19,586	3.47%	566,173	15,072	2.66%
FHLB Advances	64,527	2,419	3.75%	52,429	2,014	3.84%	68,533	2,500	3.65%
Total interest-bearing liabilities	627,882	24,485	3.90%	616,356	21,600	3.50%	634,706	17,572	2.77%
Noninterest-bearing liabilities:									
Noninterest-bearing deposits	3,478			2,836			2,142		
Other noninterest-bearing liabilities	6,947			6,727			6,370		
Total noninterest-bearing liabilities	10,425			9,563			8,512		
Total liabilities	638,307			625,919			643,218		
Stockholders' equity	176,407			192,199			200,467		
Total liabilities and stockholders' equity	$814,714			$818,118			$843,685		
Net interest income		$14,085			$15,920			$17,780	
Interest rate spread			1.09%			1.23%			1.52%
Net interest margin			1.82%			2.01%			2.16%
Average interest-earning assets to average interest-bearing liabilities	1.23x			1.29x			1.30 x		

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2008 Compared to 2007			2007 Compared to 2006		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest income:						
Loans receivable	$130	$292	$422	$1,654	$197	$1,851
Mortgage-backed securities	932	738	1,670	(2,218)	754	(1,464)
Investment securities	(2,376)	1,224	(1,152)	(545)	1,731	1,186
Other interest-earning assets	453	(343)	110	355	240	595
Total interest income	(861)	1,911	1,050	(754)	2,922	2,168
Interest expense:						
Demand deposits	24	131	155	76	260	336
Savings and Club accounts	(186)	(32)	(218)	(427)	(138)	(565)
Certificates of deposit	649	1,894	2,543	1,018	3,725	4,743
Total deposit expense	487	1,993	2,480	667	3,847	4,514
FHLB advances	453	(48)	405	(611)	125	(486)
Total interest expense	940	1,945	2,885	56	3,972	4,028
Net interest income	$(1,801)	$(34)	$(1,835)	$(810)	$(1,050)	$(1,860)

Provision for Loan Losses.

2008 v. 2007. We recorded a provision for loan losses of $90,000 during the year ended March 31, 2008, consistent with 2007. The need for this provision was due to an increase in the loan portfolio balance coupled with an increase in delinquent loans. Gross loans increased 0.6% during the period. Non-performing loans increased from $258,000 to $265,000, or 2.7%, from March 31, 2007 to 2008.

2007 v. 2006. We recorded a provision for loan losses of $90,000 during the year ended March 31, 2007. The need for this provision was due to an increase in the loan portfolio balance coupled with an increase in delinquent loans. Gross loans increased 3.4% during the period. Non-performing loans increased from $90,000 to $258,000, or 186.7% from March 31, 2006 to 2007.

An analysis of the changes in the allowance for loan losses is presented under "*Allowance for Loan Losses and Asset Quality.*"

Non-interest Income. The following table shows the components of non-interest income and the percentage changes from 2008 versus 2007 and from 2007 versus 2006.

	2008	2007	2006	% Change 2008/2007	%Change 2007/2006
	(Dollars in thousands)				
Fees and service charges	$210	$220	$231	(4.55)%	(4.76)%
Bank owned life insurance	905	129	–	601.55	–
Other	23	24	34	(4.17)	(29.41)
Total	$1,138	$373	$265	205.09%	40.75%

2008 v. 2007. Non-interest income increased primarily due to the $776,000 increase in the cash surrender value of bank owned life insurance that was purchased during the year ended March 31, 2007.

2007 v. 2006. Non-interest income increased primarily due to the addition of $129,000 from the increase in the cash surrender value of bank owned life insurance purchased during the year ended March 31, 2007.

Non-interest Expense. The following table shows the components of non-interest expense and the percentage changes from 2008 versus 2007 versus and from 2007 versus 2006.

	2008	2007	2006	% Change 2008/2007	%Change 2007/2006
	(Dollars in thousands)				
Salaries and employee benefits	$6,957	$7,132	$6,704	(2.45)%	6.38%
Net occupancy expense of premises	1,032	978	987	5.52	(0.91)
Equipment	886	935	978	(5.24)	(4.40)
Directors' compensation	1,000	1,351	1,021	(25.98)	32.32
Advertising	316	285	335	10.88	(14.93)
Legal	307	243	268	26.34	(9.33)
Federal insurance premium	68	73	76	(6.85)	(3.95)
Other	1,559	1,383	1,725	12.73	(19.83)
Total	$12,125	$12,380	$12,094	(2.06)%	2.36%

2008 v. 2007 Salaries and employee benefits decreased due to a decrease in stock option, ESOP and health insurance expenses. Directors' compensation decreased mostly due to the immediate vesting and recognition in 2007 of expense of previously granted restricted stock awards and stock options to a Company director, following his resignation due to health problems. Legal fees increased as a result of an increase in litigation costs. The increase in other expenses was primarily attributable to the prior period including a refund of previously expensed costs relating to a potential branch site.

2007 v. 2006. Directors' compensation increased mainly due to the expensing of stock options granted in December 2005. The expense of these options for the year ended March 31, 2007 totaled $254,000 for outside directors. Options were not required to be expensed in the same period for 2006. Expenses related to advertising decreased mainly due to prior year's promotional expenses related to new deposit products. The decrease in other expenses was primarily attributable to the prior period expensing of previously capitalized costs relating to potential branch sites.

Income Taxes.

2008 v. 2007. Income taxes decreased due to a decrease in pre-tax income coupled with an increase in non-taxable income as a result of income from bank owned life insurance. A decrease in the effective tax rate for 2008 was also attributable to an increase in the percentage of total pre-tax income contributed by our investment company, Botany Inc., which is taxed at a lower state tax rate. The overall effective tax rate for 2008 was 21.2%, compared to 35.3% for 2007.

2007 v. 2006. Income taxes decreased due to a decrease in pre-tax income coupled with an increase in non-taxable income as a result of the purchase of bank owned life insurance. A decrease in the effective tax rate for 2007 was also attributable to an increase in the percentage of total pre-tax income contributed by our investment company, Botany Inc., which is taxed at a lower state tax rate. The overall effective tax rate for 2007 was 35.3%, compared to 36.7% for 2006.

Balance Sheet

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family homes, and to a much lesser extent, multi-family and commercial real estate and construction loans. At March 31, 2008, real estate loans totaled $406.0 million, or 96.3% of total loans compared to $404.5 million, or 96.5% at March 31, 2007, and $395.1 million, or 97.5% of total loans at March 31, 2006. Loans increased in the year ended March 31, 2008 due to continued competitive pricing and consistent loan origination volume, along with the purchase of $10.9 million in loans, which all related to residential real estate properties located within fifteen states on the Eastern Seaboard. Origination and purchase volume slightly offset repayment levels. Loans increased in the year ended March 31, 2007 due to consistent origination volume along with the purchase of $3.9 million in loans, which all related to New Jersey properties, which more than offset repayment levels.

The largest segment of our mortgage loans is one- to four-family loans. At March 31, 2008, one- to four-family loans totaled $388.4 million and represented 95.7% of real estate loans and 92.2% of total loans. One- to four-family mortgage loans decreased only $225,000, or 0.06%, in the year ended March 31, 2008. One- to four-family mortgage loans increased $10.1 million, or 2.7%, in the year ended March 31, 2007 as a result of consistent origination volume, which more than offset repayment levels.

Multi-family and commercial real estate loans are the second largest segment of our mortgage loan portfolio. This portfolio was $16.0 million, and represented 3.8% of total loans as of March 31, 2008. Multi-family and commercial real estate loans increased $2.1 million, or 15.1%, in the year ended March 31, 2008 and increased $1.0 million, or 7.9%, in the year ended March 31, 2007.

We also originate consumer loans which include second mortgage loans, loans secured by passbook or certificate accounts and home equity lines of credit. Consumer loans totaled $15.5 million and represented 3.7% of total loans at March 31, 2008, compared to $14.6 million, or 3.5% of total loans, at March 31, 2007.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At March 31,					
	2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Real estate loans:						
One- to four-family	$388,378	92.15%	$388,603	92.73%	$378,500	93.36%
Multi-family and commercial	15,993	3.79	13,890	3.31	12,877	3.17
Construction	1,630	0.39	1,994	0.48	3,769	0.93
Total real estate loans	406,001	96.33	404,487	96.52	395,146	97.46
Consumer loans:						
Second mortgage loans	13,458	3.19	12,187	2.91	7,567	1.87
Passbook or certificate loans	1,110	0.26	1,251	0.30	996	0.25
Equity lines of credit	617	0.15	859	0.20	1,430	0.35
Other consumer loans	295	0.07	290	0.07	290	0.07
Total consumer loans	15,480	3.67	14,587	3.48	10,283	2.54
Total gross loans	421,481	100.00%	419,074	100.00%	405,429	100.00%
Loans in process	(349)		(227)		(1,512)	
Net premiums (discounts) and deferred loan costs (fees)	927		1,119		1,025	
Allowance for loan losses	(1,440)		(1,350)		(1,260)	
Total loans receivable, net	$420,619		$418,616		$403,682	

	At March 31,			
	2005		2004	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One- to four-family	$334,902	94.43%	$233,977	93.34%
Multi-family and commercial	10,932	3.08	9,521	3.80
Construction	845	0.24	1,148	0.46
Total real estate loans	346,679	97.75	244,646	97.60
Consumer loans:				
Second mortgage loans	4,874	1.38	3,464	1.38
Passbook or certificate loans	894	0.25	1,086	0.43
Equity lines of credit	1,912	0.54	1,443	0.58
Other consumer loans	290	0.08	35	0.01
Total consumer loans	7,970	2.25	6,028	2.40
Total gross loans	354,649	100.00%	250,674	100.00%
Loans in process	(159)		(354)	
Net premiums (discounts) and deferred loan costs (fees)	772		(21)	
Allowance for loan losses	(1,100)		(840)	
Total loans receivable, net	$354,162		$249,459	

The following table sets forth certain information at March 31, 2008 regarding the dollar amount of principal repayments becoming due during the periods indicated for loans. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	One- to Four-Family Real Estate	Multi-Family and Commercial Real Estate	Construction	Consumer Loans	Total Loans
			(In thousands)		
Amounts due in:					
One year or less	$ 342	$ —	$ 1,630	$ 1,371	$ 3,343
More than one to three years	786	31	—	196	1,013
More than three to five years	1,639	33	—	656	2,328
More than five to ten years	26,127	161	—	3,961	30,249
More than ten to fifteen years	90,234	3,517	—	3,704	97,455
More than fifteen years	269,250	12,251	—	5,592	287,093
Total	$388,378	$15,993	$ 1,630	$15,480	$421,481

The following table sets forth the dollar amount of all loans at March 31, 2008 that are due after March 31, 2009 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process and net premiums (discounts) and deferred loan costs (fees), and includes $265,000 of nonperforming loans.

	Fixed-Rates	Floating or Adjustable-Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$231,197	$156,839	$388,036
Multi-family and commercial	1,621	14,372	15,993
Construction	—	—	—
Consumer loans	13,492	617	14,109
Total	$246,310	$171,828	$418,138

The following table shows loan origination activity during the periods indicated.

	Year Ended March 31,		
	2008	2007	2006
	(In thousands)		
Total loans at beginning of period	$419,074	$405,429	$354,649
Loans originated:			
Real estate	42,108	49,981	92,887
Consumer	5,118	8,146	5,787
Total loans originated	47,226	58,127	98,674
Principal balance of loans purchased	11,091	3,884	5,005
Principal payments:			
Real estate	(51,686)	(44,524)	(49,532)
Consumer	(4,224)	(3,842)	(3,367)
Total principal payments	(55,910)	(48,412)	(52,912)
Transfers to foreclosed real estate	–	–	–
Net loan activity	2,407	13,645	50,780
Total gross loans at end of period	$421,481	$419,074	$405,429

Securities. Our securities portfolio consists primarily of Federal agency debt securities with maturities of five years or less and mortgage-backed securities with stated final maturities of thirty years or less. Securities increased $75.0 million, or 24.5%, in the year ended March 31, 2008 mainly as a result of purchases of mortgage-backed securities with proceeds from maturities and calls of agency debt securities and repayments on existing mortgage-backed securities. In addition, as part of an income enhancement strategy, management implemented a leverage strategy in November 2007, under which funds were borrowed from the Federal Home Loan Bank of New York and simultaneously invested into higher yielding mortgage-backed securities. All of our mortgage-backed securities were issued by either Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated.

	At March 31,					
	2008		2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Securities available-for-sale:						
Federal agency debt securities	$ —	$ —	$ 4,999	$ 4,981	$ 39,993	$ 39,555
Federal National Mortgage Association (1)	49,215	49,940	20,804	20,330	25,475	24,500
Federal Home Loan Mortgage Corporation (1)	39,667	40,279	25,978	25,460	30,912	29,901
	88,882	90,219	51,781	50,771	96,380	93,956
Securities held-to-maturity:						
Federal agency debt securities	109,993	112,086	164,989	164,084	169,985	166,762
Federal National Mortgage Association (1)	35,201	35,872	25,127	24,919	36,539	35,958
Federal Home Loan Mortgage Corporation (1)	136,366	137,819	52,005	51,100	68,003	65,911
Governmental National Mortgage Association (1)	9,099	8,995	12,968	12,783	19,367	18,876
	290,659	294,772	255,089	252,886	293,894	287,507
Total	$379,541	$384,991	$306,870	$303,657	$390,274	$381,463

(1) Mortgage-backed securities.

At March 31, 2008, we did not own any securities, other than U.S. Government and agency securities that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the contractual maturities and weighted average yields of securities at March 31, 2008. Certain mortgage-backed securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At March 31, 2008, the amortized cost of mortgage-backed securities with adjustable rates totaled $28.4 million. We had no tax-exempt securities at March 31, 2008.

	Less Than One Year		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
					(Dollars in thousands)					
Securities available for sale:										
Fannie Mae (1).........	$ —	—%	$ —	—%	$ —	—%	$ 49,215	5.13%	$ 49,215	5.13%
Freddie Mac (1).......	1	8.56	—	—	—	—	39,666	5.29	39,667	5.29
	1	8.56	—	—	—	—	88,881	5.20	88,882	5.20
Securities held to maturity:										
Federal agency securities	30,000	4.24	79,993	4.91	—	—	—	—	109,993	4.73
Fannie Mae (1).........	403	5.29	1,751	4.37	489	6.46	32,558	5.75	35,201	5.68
Freddie Mac (1).......	78	6.23	1,100	4.83	754	6.43	134,434	5.18	136,366	5.18
Ginnie Mae (1).........	9	7.50	43	6.25	174	6.38	8,873	4.49	9,099	4.54
	30,490	4.26	82,887	4.90	1,417	6.43	175,865	5.25	290,659	5.05
Total.................	$30,491	4.26%	$82,887	4.90%	$1,417	6.43%	$264,746	5.23%	$379,541	5.09%

(1) Mortgage-backed securities.

Bank Owned Life Insurance. Bank owned life insurance increased $905,000 in the year ended March 31, 2008 as a result of an increase in the cash surrender value.

Premises and Equipment. Premises and equipment increased approximately $617,000 in the year ended March 31, 2008 primarily due to the purchase, for $1.0 million, of land to be used for future branch expansion partially offset by depreciation of $565,000.

Other Assets. Other assets decreased approximately $111,000 in the year ended March 31, 2008 primarily due to a decrease of $382,000 in deferred taxes partially offset by an increase of $231,000 in accrued and refundable income taxes.

Deposits. Our primary source of funds is our deposit accounts. The deposit base is comprised of non-interest-bearing demand, NOW accounts, which include high yield (Crystal) checking, passbook and statement savings, money market and time deposits. These deposits are provided primarily by individuals within our market area. We do not use brokered deposits as a source of funding. Deposits increased $9.2 million, or 1.6%, in the year ended March 31, 2008.

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of March 31, 2008. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Jumbo Certificates of Deposit
	(In thousands)
Three months or less	$19,948
Over three through six months	15,651
Over six through twelve months	25,791
Over twelve months	35,633
Total	$97,023

Borrowings. To supplement deposits as a source for lending and investment activities, the Bank may borrow funds from the Federal Home Loan Bank of New York. Historically, the cash flows from deposit and other daily activities have been sufficient to meet day-to-day funding obligations, with only the occasional need to borrow on a short term basis from our established lines of credit with the Federal Home Loan Bank. However, as part of our leveraging strategy, which was originally implemented during the year ended March 31, 2005, we again began to borrow from the Federal Home Loan Bank in November 2007 to use those funds to simultaneously invest into higher yielding mortgage-backed securities.

The following table presents certain information regarding our Federal Home Loan Bank of New York advances during the periods and at the dates indicated. We had no other borrowing arrangements at March 31, 2008.

	Year Ended March 31,		
	2008	2007	2006
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period	$142,306	$66,422	$80,617
Average advances outstanding during the period	64,527	52,429	68,533
Weighted average interest rate during the period	3.75%	3.84%	3.65%
Balance outstanding at end of period	142,306	45,346	57,874
Weighted average interest rate at end of period	3.89%	3.84%	3.74%

Equity. Total equity decreased by $12.2 million, or 6.6%, to $172.4 million at March 31, 2008 from $184.6 million at March 31, 2007. The decrease in 2008 resulted from the repurchase of Company stock for $16.5 million and cash dividends paid of $2.1 million, partially offset by net income of $2.4 million, a net decrease in unrealized losses of $1.4 million on the available for sale portfolios, ESOP shares committed to be released of $793,000, and $1.6 million for stock options and awards earned under the Company's 2005 Equity Incentive Plan and related tax benefits. Our average equity to average assets ratio was 21.7% at March 31, 2008, compared to 23.5% at March 31, 2007.

Allowance for Loan Losses and Asset Quality

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Clifton Savings' methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred. Clifton Savings identifies loans which may require a specific allowance by reviewing all delinquent loans, significant credits, problem loans as identified by Clifton Savings' internal grading system; loans classified as substandard, doubtful, loss, or special mention by Clifton Savings' internal classification system, and other loans which management may have concerns about collectability, such as loans in a particular industry. For individually reviewed loans, a borrower's inability to service a credit according to the contractual terms based on the borrower's cash flow and/or a shortfall in collateral value would result in the recording of a specific allowance. Clifton Savings did not have any specific allowances at March 31, 2008, 2007 and 2006.

The general valuation allowance represents a loss allowance which has been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. Risk factors are based on our historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

	Year Ended March 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Allowance at beginning of period	$1,350	$1,260	$1,100	$ 840	$ 940
Provision for (recovery of) loan losses	90	90	160	260	(100)
Recoveries	–	–	–	–	–
Charge-offs	–	–	–	–	–
Net charge-offs	–	–	–	–	–
Allowance at end of period	$1,440	$1,350	$1,260	$1,100	$ 840
Allowance to nonperforming loans	543.40%	523.26%	12600.00%	110000.00%	688.52%
Allowance to total gross loans outstanding at the end of the period	0.34%	0.32%	0.31%	0.31%	0.34%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At March 31,								
	2008			2007			2006		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)								
One- to four-family	$1,295	89.93%	92.15%	$1,185	87.78%	92.73%	$1,152	91.43%	93.36%
Multi-family and commercial real estate	80	5.55	3.79	103	7.63	3.31	61	4.84	3.17
Construction	61	4.24	0.39	5	0.37	0.48	7	0.56	0.93
Consumer	4	0.28	3.67	57	4.22	3.48	40	3.17	2.54
Unallocated	–	–	–	–	–	–	–	–	–
Total allowance for loan losses	$1,440	100.00%	100.00%	$1,350	100.00%	100.00%	$1,260	100.00%	100.00%

	At March 31,					
	2005			2004		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)					
One- to four-family	$1,007	91.55%	94.43%	$764	90.95%	93.34%
Multi-family and commercial real estate	56	5.09	3.08	50	5.95	3.80
Construction	2	0.18	0.24	2	0.24	0.46
Consumer	35	3.18	2.25	24	2.86	2.40
Unallocated	–	–	–	–	–	–
Total allowance for loan losses	$1,100	100.00%	100.00%	$840	100.00%	100.00%

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer ninety days or more in arrears on a contractual basis and factors indicating doubtful collectability no longer exist.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income. At March 31, 2008 and 2007, we had no real estate owned.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer installment loans to be homogeneous and, therefore, do not separately evaluate them for impairment. All other loans are evaluated for impairment on an individual basis. At March 31, 2008 and 2007, we had no loans that were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings at the dates presented.

	At March 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate	$265	$258	$ 10	$ 1	$122
Total	265	258	10	1	122
Accruing loans past due 90 days or more:					
Consumer	–	–	–	–	–
Total	–	–	–	–	–
Total of nonaccrual and 90 days or more past due loans	265	258	10	1	122
Real estate owned	–	–	–	–	–
Total nonperforming assets	$265	$258	$ 10	$ 1	$122
Total nonperforming loans to total loans	0.06%	0.06%	0.00%	0.00%	0.05%
Total nonperforming loans to total assets	0.03%	0.03%	0.00%	0.00%	0.02%
Total nonperforming assets to total assets	0.03%	0.03%	0.00%	0.00%	0.02%

Interest income that would have been recorded for the years ended March 31, 2008, 2007 and 2006, had nonaccruing loans been current according to their original terms amounted to $15,000, $16,000 and $1,000, respectively. The amount of interest related to these loans included in interest income was $12,000, $12,000 and $1,000, respectively, for the years ended March 31, 2008, 2007 and 2006.

Pursuant to federal regulations, we review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard, doubtful, or as a loss, we establish specific allowances, if necessary, for loan losses in the amount of the portion of the asset classified loss or charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At March 31,	
	2008	2007
	(In thousands)	
Special mention assets	$2,776	$2,968
Substandard assets	276	260
Doubtful assets	–	–
Loss assets	–	–
Total classified assets	$3,052	$3,228

At each of the dates in the above table, substandard assets consisted of all nonperforming assets and included negative escrow amounts. At March 31, 2008, we had five current loans totaling $985,000 included in the $2.8 million in special mention assets.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At March 31,			
	2008		2007	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)			
Real estate loans	$1,280	$182	$1,234	$256
Consumer loans	111	138	58	171
Total	$1,391	$320	$1,292	$427

At each of the dates in the above table, delinquent real estate loans consisted solely of loans secured by residential real estate.

Market Risk Analysis

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Pursuant to this strategy, we originate adjustable-rate mortgage loans for retention in our loan portfolio. The ability to originate adjustable-rate loans depends to a great extent on market interest rates and borrowers' preferences. As an alternative to adjustable-rate mortgage loans, we offer fixed-rate mortgage loans with maturities of fifteen years or less. This product enables us to compete in the fixed-rate mortgage market while maintaining a shorter maturity. Fixed-rate mortgage loans typically have an adverse effect on interest rate sensitivity compared to adjustable-rate loans. In recent years we have used investment securities with terms of three years or less and adjustable-rate mortgage-backed securities to help manage interest rate risk. We currently do not participate in hedging programs such as interest rate swaps or other activities involving the use of derivative financial instruments.

We have a Risk Management Committee to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Quantitative Aspects of Market Risk. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 to 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at March 31, 2008 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				
300 bp	$106,341	$(44,225)	(29)%	12.69%	(392) bp
200	123,313	(27,254)	(18)	14.30	(231)
100	138,672	(11,895)	(8)	15.65	(96)
50	145,564	(5,002)	(3)	16.22	(38)
0	150,567	—	—	16.61	—
(50)	153,828	3,261	2	16.82	21
(100)	155,228	4,661	3	16.86	25

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan and mortgage-backed securities amortization and repayments and maturities and calls of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage and mortgage-backed securities prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, (4) repayment of borrowings and (5) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At March 31, 2008, cash and cash equivalents totaled $52.2 million, including interest-bearing deposits of $45.7 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $90.2 million at March 31, 2008. On March 31, 2008, we had $142.3 million in Federal Home Loan Bank advances outstanding. In addition, if the Bank requires funds beyond its ability to generate them internally, the Bank can borrow funds up to approximately $78.5 million under an overnight line of credit, and $78.5 million under a one-month overnight repricing line of credit agreement with the Federal Home Loan Bank of New York.

At March 31, 2008, we had $10.7 million in loan origination commitments outstanding, and $1.5 million in commitments to purchase participations in loans. In addition to commitments to originate and purchase loans, we had $2.6 million in customers' approved unused equity lines of credit. Certificates of deposit due within one year of March 31, 2008 totaled $307.1 million, or 53.3% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2009. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

We have historically remained highly liquid, with our liquidity position remaining stable over the past two fiscal years. We have no material commitments or demands that are likely to affect our liquidity other than set forth below. Consequently, the Board intends to make additional investments in long-term mortgage-backed securities which will decrease liquidity and increase interest income. In the event loan demand were to increase at a pace greater than expected, or any unforeseen demands or commitments were to occur, we would access our line of credit with the Federal Home Loan Bank of New York.

The following table presents certain of our contractual obligations as of March 31, 2008.

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)				
Operating lease obligations (1)	$ 339	$ 79	$ 164	$ 96	$ —
Certificates of deposit (2)	193,389	70,055	107,895	15,439	—
FHLB advances	142,306	23,034	48,605	33,459	37,208
Total	$336,034	$93,168	$156,664	$48,994	$37,208

(1) Payments are for lease of real property.
(2) Includes certificates with original maturities of greater than one year.

Our primary investing activities are the origination of loans and the purchase of securities. In fiscal 2008, we originated $47.2 million of loans, purchased $10.9 million of loans, and purchased $175.1 million of securities. In fiscal 2007, we originated $58.1 million of loans, purchased $3.9 million of loans, and purchased $40.0 million of securities. In fiscal 2006, we originated $98.7 million of loans, purchased $5.0 million of loans and purchased $45.0 million of securities.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net increase in total deposits of $9.2 million for the year ended March 31, 2008, a net decrease in total deposits of $4.5 million for the year ended March 31, 2007 and a net increase in total deposits of $15.5 million for the year ended March 31, 2006. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be highly competitive and to increase core deposit relationships. Occasionally, we introduce new products or offer promotional rates on certain deposit products in order to attract deposits. We experienced a significant increase in Federal Home Loan Bank advances of $97.0 million for the year ended March 31, 2008 as a result of the reimplementation of our leverage strategy. We had $142.3 million and $45.3 million in advances outstanding at March 31, 2008 and 2007, respectively, and $57.9 million in advances outstanding at March 31, 2006.

We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2008, we exceeded all of our regulatory capital requirements and are considered "well capitalized" under regulatory guidelines.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. See note 16 of the notes to the consolidated financial statements included in this annual report.

For the years ended March 31, 2008 and 2007, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our consolidated financial position, results of operations, or cash flows.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the consolidated financial statements included in this annual report.

Effect of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services because such prices are affected by inflation to a larger extent than interest rates.

Management Report on Internal Control Over Financial Reporting

The management of Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is a process designed to provide reasonable assurance to the management and board of directors regarding the preparation and fair presentation of published consolidated financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on its assessment, management believes that, as of March 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on the effective operation of the Company's internal control over financial reporting as of March 31, 2008, a copy of which is included in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Clifton Savings Bancorp, Inc. and Subsidiaries

We have audited Clifton Savings Bancorp, Inc. and Subsidiaries' (collectively the "Company") internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

bmc

In our opinion, Clifton Savings Bancorp, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income, changes in stockholders' equity, and cash flows of Clifton Savings Bancorp, Inc. and Subsidiaries, and our report dated June 3, 2008, expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company, LLP
Pine Brook, New Jersey
June 3, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Clifton Savings Bancorp, Inc. and Subsidiaries
Clifton, New Jersey

We have audited the accompanying consolidated statements of financial condition of Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2008. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clifton Savings Bancorp, Inc. and Subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method of accounting for Defined Benefit Pension and Other Postretirement Plans and its method of accounting for share-based payments in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Clifton Savings Bancorp, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 3, 2008 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
Pine Brook, New Jersey
June 3, 2008

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2008	March 31, 2007
ASSETS		
Cash and due from banks	$ 6,499,339	$ 4,332,311
Interest-bearing deposits in other banks	45,731,351	36,772,918
Cash and Cash Equivalents	52,230,690	41,105,229
Securities available for sale:		
Investment	-	4,981,250
Mortgage-backed	90,218,624	45,789,515
Securities held to maturity:		
Investment	109,993,194	164,989,209
Mortgage-backed	180,666,236	90,100,052
Loans receivable:		
Loans receivable	422,059,272	419,966,120
Allowance for loan losses	(1,440,000)	(1,350,000)
Net Loans	420,619,272	418,616,120
Bank owned life insurance	21,033,212	20,128,676
Premises and equipment	9,000,367	8,383,499
Federal Home Loan Bank of New York stock	7,536,600	3,217,200
Interest receivable	4,577,398	4,439,300
Other assets	3,180,650	3,291,825
Total Assets	$ 899,056,243	$ 805,041,875
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$ 576,721,811	$ 567,458,772
Advances from Federal Home Loan Bank of New York	142,306,370	45,346,481
Advance payments by borrowers for taxes and insurance	4,269,117	4,109,109
Other liabilities and accrued expenses	3,404,141	3,529,869
Total Liabilities	726,701,439	620,444,231
Stockholders' equity		
Preferred stock ($.01 par value), 1,000,000 shares authorized; shares issued or outstanding - none	-	-
Common stock ($.01 par value), 75,000,000 shares authorized; 30,530,470 shares issued, 27,307,385 shares outstanding at March 31, 2008; 28,791,491 shares outstanding at March 31, 2007	305,305	305,305
Paid-in capital	133,747,349	132,070,502
Deferred compensation obligation under Rabbi Trust	179,055	145,845
Retained earnings	81,671,543	81,362,878
Treasury stock, at cost; 3,223,085 shares at March 31, 2008; 1,738,979 shares at March 31, 2007	(36,079,647)	(19,639,198)
Common stock acquired by Employee Stock Ownership Plan ("ESOP")	(7,876,858)	(8,609,590)
Accumulated other comprehensive income (loss)	532,496	(949,509)
Stock held by Rabbi Trust	(124,439)	(88,589)
Total Stockholders' Equity	172,354,804	184,597,644
Total Liabilities and Stockholders' Equity	$ 899,056,243	$ 805,041,875

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended March 31		
	2008	**2007**	**2006**
Interest Income			
Loans	$22,147,547	$21,725,537	$ 19,874,182
Mortgage-backed securities	8,521,018	6,851,196	8,315,185
Investments securities	6,403,280	7,555,878	6,369,469
Other interest-earning assets	1,498,221	1,387,886	793,357
Total Interest Income	38,570,066	37,520,497	35,352,193
Interest Expense			
Deposits	22,065,744	19,586,646	15,072,441
Advances	2,419,037	2,013,868	2,499,894
Total Interest Expense	24,484,781	21,600,514	17,572,335
Net Interest Income	14,085,285	15,919,983	17,779,858
Provision for Loan Losses	90,000	90,000	160,000
Net Interest Income after Provision for Loan Losses	13,995,285	15,829,983	17,619,858
Non-Interest Income			
Fees and service charges	210,498	219,535	231,213
Bank owned life insurance	904,536	128,676	-
Other	22,647	24,517	33,817
Total Non-Interest Income	1,137,681	372,728	265,030
Non-Interest Expenses			
Salaries and employee benefits	6,957,098	7,132,251	6,704,259
Net occupancy expense of premises	1,032,058	978,380	987,108
Equipment	886,169	934,715	977,741
Directors' compensation	999,468	1,350,767	1,021,542
Advertising	315,886	284,610	334,932
Legal	307,128	243,290	268,225
Federal insurance premium	68,124	72,544	76,021
Other	1,559,113	1,383,020	1,724,655
Total Non-Interest Expenses	12,125,044	12,379,577	12,094,483
Income before Income Taxes	3,007,922	3,823,134	5,790,405
Income taxes	636,288	1,351,283	2,123,633
Net Income	$ 2,371,634	$ 2,471,851	$ 3,666,772
Net Income per Common Share			
Basic	$ 0.09	$ 0.09	$ 0.13
Diluted	$ 0.09	$ 0.09	$ 0.13
Weighted Average Number of Common Shares and Common Stock Equivalents Outstanding:			
Basic	26,824,729	28,284,890	29,151,942
Diluted	26,864,492	28,433,541	29,157,274

See notes to consolidated financial statements.

CLIFTON SAVINGS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended March 31, 2008, 2007 and 2006

	Common Stock	Paid-In Capital	Deferred Compensation Obligation Under Rabbi Trust	Retained Earnings	Treasury Stock	Common Stock Acquired by ESOP	Unearned Common Stock held by the Equity Incentive Plan	Accumulated Other Comprehensive Income (Loss)	Stock Held by Rabbi Trust	Total
Balance - March 31, 2005	$ 305,305	$ 133,928,604	$ -	$ 80,101,378	$ -	$ (10,075,054)	$ -	$ (1,087,022)	$ -	$ 203,173,211
Comprehensive income:										
Net income	-	-	-	3,666,772	-	-	-	-	-	3,666,772
Unrealized (loss) on securities available for sale, net of income taxes of $245,418	-	-	-	-	-	-	-	(369,050)	-	(369,050)
Total Comprehensive Income										3,297,722
ESOP shares committed to be released	-	26,280	-	-	-	732,732	-	-	-	759,012
Purchase of treasury stock - 835,696 shares	-	-	-	-	(8,689,942)	-	-	-	-	(8,689,942)
Funding of Restricted Stock Awards	-	(104,285)	-	-	6,085,346	-	(5,981,061)	-	-	-
Vesting of Restricted Stock Awards	-	-	-	-	-	-	1,594,947	-	-	1,594,947
Funding of Supplemental Executive Retirement Plan	-	8,982	105,860	-	45,389	-	-	-	(54,371)	105,860
Cash dividends declared ($0.20 per share)	-	-	-	(2,492,484)	-	-	-	-	-	(2,492,484)
Balance - March 31, 2006	305,305	133,859,581	105,860	81,275,666	(2,559,207)	(9,342,322)	(4,386,114)	(1,456,072)	(54,371)	197,748,326
Comprehensive income:										
Net income	-	-	-	2,471,851	-	-	-	-	-	2,471,851
Unrealized gain on securities available for sale, net of income taxes of $564,895	-	-	-	-	-	-	-	849,465	-	849,465
Total Comprehensive Income										3,321,316
Adoption of SFAS No.123 (R)	-	(4,386,114)	-	-	-	-	4,386,114	-	-	-
Adjustment upon initial adoption of SFAS No. 158, net of income taxes of $228,031	-	-	-	-	-	-	-	(342,902)	-	(342,902)
ESOP shares committed to be released	-	97,756	-	-	-	732,732	-	-	-	830,488
Purchase of treasury stock - 1,477,538 shares	-	-	-	-	(16,890,512)	-	-	-	-	(16,890,512)
Stock option expense	-	784,493	-	-	-	-	-	-	-	784,493
Vesting of Restricted Stock Awards	-	1,331,569	-	-	-	-	-	-	-	1,331,569
Forfeiture of Restricted Stock Awards	-	247,173	-	-	(247,173)	-	-	-	-	-
Funding of Supplemental Executive Retirement Plan	-	1,128	39,985	-	33,090	-	-	-	(34,218)	39,985
Exercise of stock options	-	(110)	-	-	24,604	-	-	-	-	24,494
Tax benefit from stock based compensation	-	135,026	-	-	-	-	-	-	-	135,026
Cash dividends declared ($0.20 per share)	-	-	-	(2,384,639)	-	-	-	-	-	(2,384,639)
Balance - March 31, 2007	305,305	132,070,502	145,845	81,362,878	(19,639,198)	(8,609,590)	-	(949,509)	(88,589)	184,597,644
Comprehensive income:										
Net income	-	-	-	2,371,634	-	-	-	-	-	2,371,634
Unrealized gain on securities available for sale, net of income taxes of $937,095	-	-	-	-	-	-	-	1,409,161	-	1,409,161
Pension benefits adjustment, net of income taxes of $48,442	-	-	-					72,844		72,844
Total Comprehensive Income										3,853,639
ESOP shares committed to be released	-	60,143	-	-	-	732,732	-	-	-	792,875
Purchase of treasury stock - 1,486,673 shares	-	-	-	-	(16,466,079)	-	-	-	-	(16,466,079)
Stock option expense	-	499,992	-	-	-	-	-	-	-	499,992
Vesting of Restricted Stock Awards	-	1,061,453	-	-	-	-	-	-	-	1,061,453
Forfeiture of Restricted Stock Awards	-	8,182	-	-	(8,182)	-	-	-	-	-
Funding of Supplemental Executive Retirement Plan	-	2,038	33,210	-	33,812	-	-	-	(35,850)	33,210
Tax benefit from stock based compensation	-	45,039	-	-	-	-	-	-	-	45,039
Cash dividends declared ($0.20 per share)	-	-	-	(2,062,969)	-	-	-	-	-	(2,062,969)
Balance - March 31, 2008	$ 305,305	$ 133,747,349	$ 179,055	$ 81,671,543	$ (36,079,647)	$ (7,876,858)	$ -	$ 532,496	$ (124,439)	$ 172,354,804

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2008	2007	2006
Cash Flows From Operating Activities			
Net income	$ 2,371,634	$ 2,471,851	$ 3,666,772
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	565,094	628,637	708,816
Net amortization of deferred fees and costs, premiums and discounts	392,367	518,015	666,159
Amortization of component of net periodic benefit costs	121,286	-	-
Provision for loan losses	90,000	90,000	160,000
Loss on disposal of premises and equipment	-	-	7,527
(Increase) decrease in interest receivable	(138,098)	84,489	(62,305)
Deferred income tax benefit	(603,009)	(756,540)	(419,465)
(Increase) decrease in other assets	(271,353)	158,307	(35,994)
Increase (decrease) in accrued interest payable	385,277	(36,652)	(28,210)
(Decrease) increase in other liabilities	(511,005)	95,990	(66,643)
(Increase) in cash surrender value of bank owned life insurance	(904,536)	(128,676)	-
ESOP shares committed to be released	792,875	830,488	759,012
Restricted stock expense	1,061,453	1,331,569	1,594,947
Stock option expense	499,992	784,493	-
Increase in deferred compensation obligation under Rabbi Trust	33,210	39,985	34,203
Net Cash Provided by Operating Activities	3,885,187	6,111,956	6,984,819
Cash Flows From Investing Activities			
Proceeds from calls, maturities and repayments of:			
Investment securities available for sale	5,000,000	35,000,000	20,000,000
Mortgage-backed securities available for sale	7,158,935	9,593,466	12,638,803
Investment securities held to maturity	60,000,000	45,000,000	13,000,000
Mortgage-backed securities held to maturity	29,962,884	33,334,391	46,105,338
Redemptions of Federal Home Loan Bank of New York stock	864,300	1,205,100	2,250,100
Purchases of:			
Mortgage-backed securities available for sale	(49,269,526)	-	-
Investment securities held to maturity	(5,000,000)	(40,000,000)	(45,000,000)
Mortgage-backed securities held to maturity	(120,850,445)	-	-
Loans receivable	(10,934,919)	(3,930,382)	(5,017,827)
Premises and equipment	(1,181,962)	(183,236)	(529,596)
Federal Home Loan Bank of New York stock	(5,183,700)	(642,100)	(1,659,500)
Bank owned life insurance	-	(20,000,000)	-
Net change in loans receivable	8,775,780	(11,136,093)	(44,682,021)
Net Cash (Used in) Provided by Investing Activities	(80,658,653)	48,241,146	(2,894,703)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2008	2007	2006
Cash Flows From Financing Activities			
Net increase (decrease) in deposits	$ 9,263,039	$ (4,503,331)	$ 15,509,435
Net (decrease) in short-term borrowed funds	-	-	(5,000,000)
Proceeds from advances from Federal Home Loan Bank of New York	116,193,754	-	-
Principal payments on advances from Federal Home Loan Bank of New York	(19,233,865)	(12,527,737)	(12,388,612)
Net increase in payments by borrowers for taxes and insurance	160,008	275,798	473,957
Dividends paid	(2,062,969)	(2,384,639)	(2,492,484)
Purchase of treasury stock	(16,466,079)	(16,890,512)	(8,689,942)
Exercise of stock options	-	24,494	-
Tax benefit from stock based compensation	45,039	135,026	-
Net Cash Provided by (Used in) Financing Activities	87,898,927	(35,870,901)	(12,587,646)
Net Increase (Decrease) in Cash and Cash Equivalents	11,125,461	18,482,201	(8,497,530)
Cash and Cash Equivalents - Beginning	41,105,229	22,623,028	31,120,558
Cash and Cash Equivalents - Ending	$ 52,230,690	$ 41,105,229	$ 22,623,028
Supplementary Cash Flows Information:			
Cash Paid During the Period for:			
Interest on deposits and borrowings	$ 24,099,504	$ 21,637,166	$ 17,600,545
Income taxes paid, net of refunds	$ 1,673,607	$ 2,209,607	$ 3,133,133

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of the Clifton Savings Bancorp, Inc. (the "Company"), the Company's wholly-owned subsidiary, Clifton Savings Bank (formerly known as "Clifton Savings Bank, S.L.A." and referred to herein as the "Savings Bank") and the Savings Bank's wholly-owned subsidiary, Botany Inc. ("Botany"). All significant intercompany accounts and transactions have been eliminated in consolidation.

On September 12, 2007, the Bank converted from a New Jersey chartered savings and loan association to a federally chartered savings bank. In connection with the charter conversion, the Bank changed its name to "Clifton Savings Bank." Clifton MHC, the Company and the Bank will continue to be subject to supervision and examination by the Office of Thrift Supervision ("OTS"). The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC").

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated statement of financial condition dates and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the assessment of prepayment risks associated with mortgage-backed securities, and the determination of the amount of deferred tax assets which are more likely than not to be realized. Management believes that the allowance for loan losses is adequate, prepayment risks associated with mortgage-backed securities are properly recognized, and all deferred tax assets are more likely than not to be recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. Finally, the determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's allowance for loan losses. Such agencies may require the Savings Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

Business of the Company and Subsidiaries

The Company's primary business is the ownership and operation of the Savings Bank. The Savings Bank is principally engaged in the business of attracting deposits from the general public at its ten locations in northern New Jersey and using these deposits, together with other funds, to invest in securities and to make loans collateralized by residential and commercial real estate and, to a lesser extent, consumer loans. The Savings Bank's subsidiary, Botany, was organized in December 2004 under New Jersey law as a New Jersey Investment Company primarily to hold investment and mortgage-backed securities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks and interest-bearing deposits in other banks with original maturities of three months or less.

Securities

Investments in debt securities over which there exists a positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income (loss) component of stockholders' equity.

On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

Discounts and premiums on all securities are accreted or amortized to maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

Concentration of Credit Risk

Financial instruments which potentially subject the Company, Savings Bank and Botany to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans. Cash and cash equivalents include amounts placed with highly rated financial institutions. Investment securities include securities backed by the U.S. Government and other highly rated instruments. The Savings Bank's lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the State.

Loans Receivable

Loans receivable are stated at unpaid principal balances, plus premiums and net deferred loan origination costs. Interest is calculated by use of the simple interest method.

Recognition of interest by the accrual method is generally discontinued when interest or principal payments are ninety days or more in arrears, or when other factors indicate that the collection of such amounts is doubtful. At the time a loan is placed on nonaccrual status, an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer ninety days or more in arrears on a contractual basis and factors indicating doubtful collectability no longer exist.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon an evaluation of known and inherent losses in the loan portfolio. Management of the Savings Bank, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the local economic and real estate market conditions. The Savings Bank utilizes a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of a general valuation allowance on the remainder of its loan portfolio. The Savings Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired loans.

Such a system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that the Savings Bank will be unable to collect all amounts when due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated individually. The Savings Bank does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other risk factors are continuously reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

Loan Origination Fees

The Savings Bank defers loan origination fees and certain direct loan origination costs and amortizes such amounts, using the interest method, as an adjustment of yield over the contractual lives of the related loans. The Savings Bank anticipates prepayments within its loan portfolio and adjusts the amortization of origination fees and costs accordingly using an annually adjusted prepayment factor.

Bank Owned Life Insurance

Bank owned life insurance ("BOLI) is accounted for in accordance with Financial Accounting Standards Board ("FASB") Technical Bulletin No. 85-4, "Accounting for Purchases of Life Insurance." The cash surrender value of BOLI is recorded on our consolidated statement of financial condition as an asset and the change in the cash surrender value is recorded as non-interest income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment

Premises and equipment are comprised of land, at cost, and land improvements, buildings and improvements, furnishings and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives:

	Years
Land improvements	5 - 20
Buildings and improvements	5 - 40
Furnishings and equipment	2 - 10
Leasehold improvements	Shorter of useful life or term of lease (2 – 5)

Significant renovations and additions are charged to the premises and equipment account. Maintenance and repairs are charged to operations in the year incurred.

Income Taxes

The Company, Savings Bank and Botany file a consolidated federal income tax return. Income taxes are allocated based on their respective contribution of income or loss to the consolidated federal income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the Company's and subsidiaries' tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes.

Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for the portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

Effective April 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"("FIN48"). The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification,

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended March 31, 2008. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the year ended March 31, 2008. The tax years subject to examination by the taxing authorities are the years ended December 31, 2007, 2006, 2005, and 2004.

Interest Rate Risk

The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Earnings Per Share (EPS)

Basic EPS is based on the weighted average number of common shares actually outstanding, and is adjusted for Employee Stock Ownership Plan ("ESOP") shares not yet committed to be released, unvested restricted stock awards and deferred compensation obligations required to be settled in shares of Company stock. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as unvested restricted stock awards and outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable (such as stock awards and options) or which could be converted into common stock, if dilutive, using the treasury stock method. The calculation of diluted EPS for the year ended March 31, 2008, include incremental shares related to outstanding stock options and unvested restricted stock awards of 39,763 and -0-, respectively. The calculation of diluted EPS for the year ended March 31, 2007, include incremental shares related to outstanding stock options and unvested restricted stock awards of 58,539 and 90,112, respectively. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding.

Stock-Based Compensation

At the Company's annual stockholders' meeting held on July 14, 2005, stockholders of the Company approved the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan. See Note 13 for additional information regarding grants of stock options and restricted stock under this plan.

The Company adopted SFAS No.123 (R) using the modified-prospective transition method, beginning April 1, 2006, and therefore, began to expense the fair value of all outstanding options over their remaining vesting periods to the extent the options were not fully vested as of the date of adoption, and instituted a procedure to expense the fair value of all options granted subsequent to March 31, 2006 over their requisite service periods. Prior to April 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. No stock-based employee compensation cost was recognized in the consolidated Statement of Income for the year ended March 31, 2006, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table illustrates the effect on net income and earnings per share as if the company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company's stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options' vesting periods.

	Year Ended March 31, 2006 (Dollars In Thousands Except per Share Data)
Net income as reported	$ 3,667
Add: Expense recognized for the Equity Incentive Plan, net of related tax effect of $637,000	958
Deduct: Equity Incentive Plan expense determined under fair value based method, net of related tax effect of $1,173,000	(2,279)
Pro forma net income	$ 2,346
Basic/diluted earnings per share as reported	$ 0.13
Pro forma basic/diluted earnings per share	$ 0.08

Defined Benefit Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" -an Amendment of FASB Nos. 87, 88, 106 and 132(R). SFAS No. 158 requires two major changes to accounting for defined benefit and postretirement plans, with two different effective dates. The first requirement of SFAS No. 158, which the Company adopted as of March 31, 2007, requires the recognition of the over-funded and under-funded status of a defined benefit postretirement plan as an asset or liability in the consolidated statement of financial condition, with changes in the funded status recorded through other comprehensive income in the year in which those changes occur. The adoption of this requirement had no material impact on the Company's consolidated financial position, results of operations, and cash flows.

The second requirement of SFAS No. 158, which is effective for the Company as of April 1, 2008, requires that the funded status be measured as of the entity's fiscal year-end rather than as of an earlier date currently permitted. The Company currently uses a measurement date of January 1 for its defined benefit pension plans. The adoption of this requirement had no material impact on the Company's consolidated financial position, results of operations, and cash flows.

Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used in estimating the fair value of financial instruments:

Cash and Cash Equivalents, Interest Receivable and Interest Payable

The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents, interest receivable and interest payable approximate their fair values.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Disclosures about Fair Value of Financial Instruments (Continued)

Securities

The fair value of all securities, whether classified as trading, available for sale or held to maturity, is determined by reference to quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable

Fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Federal Home Loan Bank of New York Stock

Fair value approximates cost basis as these instruments are redeemable only with the issuing agency at face value.

Deposits

The fair value of non-interest-bearing demand, Crystal Checking, NOW, Super NOW, Money Market and Savings and Club accounts is the amount payable on demand at the reporting date. For fixed-maturity certificates of deposit, fair value is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank of New York

The fair value is estimated by discounting future cash flows using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments to Extend Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

As of March 31, 2008 and 2007, the fair value of the commitments to extend credit were not considered to be material.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassification

Certain amounts for prior periods have been restated to conform to the current year's presentation.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007, and had no material impact on the Company's consolidated financial position, results of operations, and cash flows when adopted on April 1, 2008.

In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," that permits a one-year deferral in applying the measurement provisions of SFAS No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of SFAS No. 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applied SFAS No. 157 in interim or annual financial statements prior to the issuance of FSP 157-2. The Company does not expect the adoption of FSP 157-2 will have a material impact on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of SFAS No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with the opportunity to early adopt SFAS No. 159 as of the beginning of a fiscal year that begins on or before November 15, 2007. Early adoption was permitted; however, we did not early adopt SFAS No. 159 and, therefore, adopted the standard as of April 1, 2008. Upon adoption, we did not elect the fair value option for eligible items that existed as of April 1, 2008.

In March 2007, the FASB ratified EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007. The adoption of EITF 06-11 did not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In March 2007, the FASB ratified EITF No. 06-10 "Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements". EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The adoption of EITF 06-10 did not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, "Share-Based Payment," of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the "simplified" method in developing an estimate of the expected term of "plain vanilla" share options and allows usage of the "simplified" method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the "simplified" method for estimating the expected term of "plain vanilla" share option grants after December 31, 2007. SAB 110 was effective January 1, 2008. The adoption of SAB 110 did not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

NOTE 2 – STOCK REPURCHASE PROGRAM AND DIVIDEND WAIVER

The Company has announced several stock repurchase programs. The repurchased shares are held as treasury stock or for general corporate use. During the years ended March 31, 2008 and 2007, 1,468,313 and 1,459,632 shares were repurchased at an aggregate cost of $16,275,000 and $16,673,000, respectively under these programs. Additionally, during the years ended March 31, 2008 and 2007, 18,360 and 17,906 shares were purchased at a total cost of $191,000 or $10.40 per share, and $218,000 or $12.17 per share, respectively, representing the withholding of shares subject to restricted stock awards under the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan for payment of taxes due upon the vesting of restricted stock awards.

During the years ended March 31, 2008 and 2007, Clifton MHC ("MHC"), the federally chartered mutual holding company of the Company, waived its right, upon non-objection from the Office of Thrift Supervision ("OTS") to receive cash dividends of approximately $3,358,000 on the shares of Company common stock it owns. The cumulative amount of dividends waived by the MHC through March 31, 2008 was $12,426,000.

NOTE 3 - INVESTMENT SECURITIES

	March 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Debt securities:				
U.S. Government (including agencies) maturing:				
Within one year	$ 30,000,000	$ 307,650	$ -	$ 30,307,650
After one but within five years	79,993,194	1,784,806	-	81,778,000
	$ 109,993,194	$ 2,092,456	$ -	$ 112,085,650

	March 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
Debt securities:				
U.S. Government (including agencies) maturing:				
Within one year	$ 4,998,733	$ -	$ 17,483	$ 4,981,250
	$ 4,998,733	$ -	$ 17,483	$ 4,981,250
Held to maturity:				
Debt securities:				
U.S. Government (including agencies) maturing:				
Within one year	$ 45,000,000	$ -	$ 206,050	$ 44,793,950
After one but within five years	119,989,209	189,100	888,609	119,289,700
	$ 164,989,209	$ 189,100	$ 1,094,659	$ 164,083,650

NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

There were no unrealized losses for investment securities at March 31, 2008. The age of unrealized losses and the fair value of related investment securities at March 31, 2007 were as follows:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
March 31, 2007:						
U.S. Government (including agencies):						
Available for sale	$ -	$ -	$ 4,981,250	$ 17,483	$ 4,981,250	$ 17,483
Held to maturity	19,970,000	30,000	103,924,550	1,064,659	123,894,550	1,094,659
	$ 19,970,000	$ 30,000	$ 108,905,800	$ 1,082,142	$128,875,800	$1,112,142

There were no sales of investment securities available for sale or held to maturity during the years ended March 31, 2008, 2007, and 2006.

NOTE 4 - MORTGAGE-BACKED SECURITIES

	March 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale:				
Federal Home Loan Mortgage Corporation	$ 39,666,795	$ 611,899	$ -	$ 40,278,694
Federal National Mortgage Association	49,215,575	731,734	7,379	49,939,930
	$ 88,882,370	$ 1,343,633	$ 7,379	$ 90,218,624
Held to maturity:				
Federal Home Loan Mortgage Corporation	$ 136,366,153	$ 1,756,940	$ 303,867	$137,819,226
Federal National Mortgage Association	35,201,481	695,313	25,181	35,871,613
Governmental National Mortgage Association	9,098,602	9,295	112,828	8,995,069
	$ 180,666,236	$ 2,461,548	$ 441,876	$182,685,908

	March 31, 2007			
Available for sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Federal Home Loan Mortgage Corporation	$ 25,977,609	$ 267	$ 518,217	$ 25,459,659
Federal National Mortgage Association	20,804,426	-	474,570	20,329,856
	$ 46,782,035	$ 267	$ 992,787	$ 45,789,515
Held to maturity:				
Federal Home Loan Mortgage Corporation	$ 52,005,605	$ 108,167	$ 1,013,838	$ 51,099,934
Federal National Mortgage Association	25,126,607	96,351	303,582	24,919,376
Governmental National Mortgage Association	12,967,840	8,411	193,672	12,782,579
	$ 90,100,052	$ 212,929	$ 1,511,092	$ 88,801,889

NOTE 4 - MORTGAGE-BACKED SECURITIES (CONTINUED)

Contractual maturity data for mortgage-backed securities is as follows:

	March 31,			
	2008		2007	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In Thousands)			
Available for sale:				
Due within one year	$ 1	$ 1	$ 11	$ 11
Due after ten years	88,881	90,218	46,771	45,779
	$ 88,882	$ 90,219	$ 46,782	$ 45,790
Held to maturity:				
Due within one year	$ 490	$ 494	$ 58	$ 58
Due after one through five years	2,894	2,896	4,598	4,517
Due after five through ten years	1,417	1,465	646	664
Due after ten years	175,865	177,831	84,798	83,563
	$ 180,666	$ 182,686	$ 90,100	$ 88,802

The amortized cost and carrying values shown above are by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to prepay obligations with or without prepayment penalties.

The age of gross unrealized losses and the fair value of related mortgage-backed securities were as follows:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
March 31, 2008:						
Available for sale	$ 8,214,856	$ 7,379	$ -	$ -	$ 8,214,856	$ 7,379
Held to maturity	39,749,443	274,490	15,091,871	167,386	54,841,314	441,876
	$ 47,964,299	$ 281,869	$ 15,091,871	$ 167,386	$63,056,170	$ 449,255
March 31, 2007:						
Available for sale	$ -	$ -	$ 45,778,432	$ 992,787	$45,778,432	$ 992,787
Held to maturity	9,577,236	69,289	68,285,892	1,441,803	77,863,128	1,511,092
	$ 9,577,236	$ 69,289	$114,064,324	$ 2,434,590	$123,641,560	$ 2,503,879

NOTE 4 - MORTGAGE-BACKED SECURITIES (CONTINUED)

Management does not believe that any of the unrealized losses at March 31, 2008 (forty-four mortgage-backed securities) represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company and Subsidiaries have the ability, and management has the intent, to hold such securities for the time necessary to recover amortized cost.

There were no sales of mortgage-backed securities available for sale or held to maturity during the years ended March 31, 2008, 2007 and 2006.

NOTE 5 - LOANS RECEIVABLE

The following is a summary of loans by type:

	March 31,	
	2008	2007
Real estate mortgage:		
One- to four-family	$388,378,474	$388,603,395
Multi-family and commercial	15,992,909	13,890,087
	404,371,383	402,493,482
Real estate construction	1,629,648	1,994,015
Consumer:		
Second mortgage	13,458,090	12,186,604
Passbook or certificate	1,109,877	1,251,073
Equity line of credit	617,120	859,311
Other	295,000	290,000
	15,480,087	14,586,988
Total Loans	421,481,118	419,074,485
Less:		
Loans in process	(348,970)	(227,270)
Net premiums and deferred loan costs	927,124	1,118,905
	578,154	891,635
	$422,059,272	$419,966,120

NOTE 5 - LOANS RECEIVABLE (CONTINUED)

At March 31, 2008, 2007, and 2006, nonaccrual loans for which interest has been discontinued totaled approximately $265,000, $258,000, and $10,000, respectively. During the years ended March 31, 2008, 2007, and 2006, interest income of approximately $12,000, $12,000, and $1,000, respectively, was recognized on these loans. Interest income that would have been recorded, had the loans been on accrual status and performing in accordance with the original terms of the contracts, amounted to approximately $15,000, $16,000, and $1,000, for the years ended March 31, 2008, 2007, and 2006, respectively. There are no loans greater than ninety days past due that are still accruing interest.

As of March 31, 2008 and 2007, and during each of the years in the three-year period ended March 31, 2008, there were no impaired loans as defined by SFAS No. 114.

The Savings Bank has granted loans to certain officers and directors of the Company and Savings Bank and to their associates. The activity with respect to loans to directors, officers and associates of such persons, is as follows:

	Years Ended March 31,	
	2008	2007
Balance, beginning	$ 738,000	$ 1,057,000
Loans originated	-	60,000
Loans to newly associated parties	-	125,000
Persons no longer associated	-	(187,000)
Collection of principal	(72,000)	(317,000)
Balance, ending	$ 666,000	$ 738,000

The following is an analysis of the allowance for loan losses:

	Years Ended March 31,		
	2008	2007	2006
Balance - beginning	$ 1,350,000	$ 1,260,000	$ 1,100,000
Provision charged to operations	90,000	90,000	160,000
Balance - ending	$ 1,440,000	$ 1,350,000	$ 1,260,000

NOTE 6 - PREMISES AND EQUIPMENT

	March 31, 2008	March 31, 2007
Land and land improvements	$ 4,288,567	$ 3,248,705
Buildings and improvements	6,947,084	6,940,691
Furnishings and equipment	2,261,753	2,183,692
Leasehold improvements	270,781	270,781
Construction in process	43,773	-
	13,811,958	12,643,869
Accumulated depreciation and amortization	(4,811,591)	(4,260,370)
	$ 9,000,367	$ 8,383,499

Included in land and land improvements at March 31, 2008 and 2007 is $1,039,000 and $ -0- of land which is being held for future branch expansion.

Rental expenses related to the occupancy of leased premises totaled approximately $78,000, $75,000 and $77,000 for the years ended March 31, 2008, 2007 and 2006, respectively. The minimum obligation under the lease agreements, which expire through January 31, 2013, for each of the years ended March 31 is as follows:

	Amount
2009	$79,000
2010	81,000
2011	83,000
2012	61,000
2013	35,000
Thereafter	-
	$339,000

NOTE 7 - INTEREST RECEIVABLE

	March 31, 2008	March 31, 2007
Loans	$ 1,904,684	$ 1,901,590
Mortgage-backed securities	1,216,983	611,290
Investment securities	1,461,076	1,930,548
	4,582,743	4,443,428
Allowance for uncollected interest on loans	(5,345)	(4,128)
	$ 4,577,398	$ 4,439,300

NOTE 8 – DEPOSITS

	March 31,					
	2008			2007		
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
Demand accounts:						
Non-interest bearing	0.00 %	$ 4,528,978	0.79 %	0.00 %	$ 3,744,659	0.66 %
Crystal Checking	3.25	13,626,525	2.36	2.68	7,751,031	1.37
NOW	0.75	17,085,781	2.96	0.74	19,421,221	3.42
Super NOW	0.75	185,476	0.03	0.74	177,900	0.03
Money Market	2.76	20,176,191	3.50	3.39	20,966,657	3.69
	2.03	55,602,951	9.64	2.04	52,061,468	9.17
Savings and club accounts	1.10	90,640,312	15.72	1.12	100,666,359	17.74
Certificates of deposit	4.46	430,478,548	74.64	4.58	414,730,945	73.09
Total Deposits	3.70 %	$576,721,811	100.00 %	3.73 %	$567,458,772	100.00 %

Certificates of deposit with balances of $100,000 or more at March 31, 2008 and 2007 totaled approximately $97,023,000 and $83,805,000, respectively.

The scheduled maturities of certificates of deposit are as follows:

	March 31,	
	2008	2007
	(In Thousands)	
One year or less	$307,145	$329,668
After one to two years	79,931	53,308
After two to three years	27,964	18,210
After three to four years	11,916	12,049
After four years to five years	3,523	1,496
	$430,479	$414,731

NOTE 8 – DEPOSITS (CONTINUED)

Interest expense on deposits consists of the following:

	Years Ended March 31, 2008	2007	2006
Demand	$ 1,199,382	$ 1,044,257	$ 708,164
Savings and club	1,076,468	1,293,873	1,858,750
Certificates of deposits	19,789,894	17,248,516	12,505,527
	$ 22,065,744	$ 19,586,646	$ 15,072,441

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB")

The maturities and weighted average fixed interest rates of FHLB advances were as follows:

	March 31,			
	2008		2007	
Maturing During Year Ending	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
2008	$ -	- %	$ 18,672,590	3.64 %
2009	23,033,941	3.99	18,823,405	3.94
2010	20,535,014	3.80	3,144,518	4.09
2011	28,069,606	4.03	2,991,416	4.11
2012	16,988,504	3.80	1,714,552	4.05
2013	16,471,031	3.85	-	-
Thereafter	37,208,274	3.83	-	-
	$ 142,306,370	3.89 %	$ 45,346,481	3.84 %

The carrying value of collateral pledged for the above advances was as follows:

	March 31, 2008	2007
	(In Thousands)	
U.S. Government Agency bonds:		
Held to maturity	$ 5,000	$ 5,000
	5,000	5,000
Mortgage-backed securities:		
Available for sale	90,218	42,640
Held to maturity	53,965	-
	144,183	42,640
	$ 149,183	$ 47,640

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB") (CONTINUED)

At March 31, 2008, the Company also had available to it $78.5 million under a revolving overnight line of credit, and $78.5 million under a one-month overnight repricing line of credit agreement with the FHLB. These credits expire on July 31, 2008. At March 31, 2007, the Company had available to it $79.4 million under a revolving overnight line of credit, and $79.4 million under a one-month overnight repricing line of credit agreement with the FHLB which expired on July 31, 2007.

NOTE 10 - REGULATORY CAPITAL

The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting principals. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined by regulations) to risk-weighted assets (as defined), and of Tier 1 and tangible capital to adjusted total assets (as defined). Management believes, as of March 31, 2008 and 2007, that the Savings Bank met all capital adequacy requirements to which it was subject.

The following table presents a reconciliation of the Savings Bank's capital per GAAP to regulatory capital:

	March 31,	
	2008	**2007**
	(In Thousands)	
GAAP capital	$148,910	$142,603
Net unrealized (gain) loss on securities available for sale	(803)	607
Net benefit plan change	270	343
Tier 1 capital	148,377	143,553
General valuation allowance	1,440	1,350
Total Risk-based Capital	$149,817	$144,903

NOTE 10 - REGULATORY CAPITAL (CONTINUED)

The following table sets forth the Savings Bank's capital position at March 31, 2008 and 2007 as compared to minimum regulatory capital requirements:

	Actual		OTS Requirements: Minimum Capital Adequacy		OTS Requirements: For Classification as Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars In Thousands)			
As of March 31, 2008:						
Total capital (to risk-weighted assets)	$149,817	45.02 %	$26,624	8.00 %	$33,280	10.00 %
Tier 1 capital (to risk-weighted assets)	148,377	44.58	13,312	4.00	19,968	6.00
Core (tier 1) capital (to adjusted total assets)	148,377	16.71	35,517	4.00	44,396	5.00
Tangible capital (to adjusted tangible assets)	148,377	16.71	13,319	1.50	-	-
As of March 31, 2007:						
Total capital (to risk-weighted assets)	$144,903	46.70 %	$24,822	8.00 %	$31,027	10.00 %
Tier 1 capital (to risk-weighted assets)	143,553	46.27	12,411	4.00	18,616	6.00
Core (tier 1) capital (to adjusted total assets)	143,553	18.27	31,435	4.00	39,293	5.00
Tangible capital (to adjusted tangible assets)	143,553	18.27	11,788	1.50	-	-

On March 27, 2007, the most recent notification from the OTS, the Savings Bank was categorized as well capitalized as of December 31, 2006, under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Savings Bank's category.

NOTE 11 - INCOME TAXES

The components of income taxes are summarized as follows:

	Years Ended March 31, 2008	2007	2006
Current tax expense:			
Federal income	$ 911,714	$ 1,719,377	$ 2,236,829
State income	327,583	388,446	306,269
Total Current Income Taxes	1,239,297	2,107,823	2,543,098
Deferred tax (benefit):			
Federal income	(68,465)	(372,286)	(325,702)
State income	(534,544)	(384,254)	(93,763)
Total Deferred Income Tax (Benefit)	(603,009)	(756,540)	(419,465)
	$ 636,288	$ 1,351,283	$ 2,123,633

NOTE 11 - INCOME TAXES (CONTINUED)

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended March 31,		
	2008	2007	2006
Federal income tax at the statutory rate	$ 1,022,693	$ 1,299,866	$ 1,968,738
Increase (decrease) in income taxes resulting from:			
New Jersey income tax, net of federal income tax effect	(136,594)	2,767	140,254
Bank owned life insurance income	(307,542)	(43,750)	-
Incentive stock option expense	51,921	71,049	-
Other, net	5,810	21,351	14,641
Total Income Tax Expense	$ 636,288	$ 1,351,283	$ 2,123,633
Effective income tax rate	21.2%	35.3%	36.7%

Deferred tax assets and liabilities consisted of the following:

	March 31,	
	2008	2007
Deferred income tax assets:		
Net unrealized loss on securities available for sale	$ -	$ 403,395
Pension costs	718,957	654,097
Allowance for loan losses	575,136	539,190
Benefit plans	141,424	215,027
Depreciation	186,644	90,706
Post-retirement benefit obligation	179,589	228,031
Non-qualified benefit plans	368,568	229,864
Loan fees	2,213	3,292
Employee Stock Ownership Plan	245,449	199,560
Supplemental Executive Retirement Plan	81,426	65,420
NJ net operating loss carryforwards	433,374	134,829
NJ AMA carryover	33,258	33,257
Other	15,359	14,355
Total Deferred Tax Assets	2,981,397	2,811,023
Deferred income tax liabilities:		
Net unrealized gain on securities available for sale	(533,700)	-
Other	(19,202)	-
Total Deferred Tax Liabilities	(552,902)	-
Net Deferred Tax Asset Included in Other Assets	$ 2,428,495	$ 2,811,023

NOTE 11 - INCOME TAXES (CONTINUED)

The Savings Bank has New Jersey net operating loss carryforwards in the amount of approximately $7,296,000, which expire through 2015.

Retained earnings at March 31, 2008 and 2007, includes approximately $6,378,000 of tax bad debt deductions for which no provision for income tax has been made. Reduction of such amount for purposes other than bad debt losses will result in income for tax purposes only, and will be subject to income tax at the then current rate.

NOTE 12 - EMPLOYEE BENEFIT PLANS

ESOP

Effective upon the consummation of the Savings Bank's reorganization in March 2004, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Savings Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $10,990,970 in proceeds from a term loan obtained from the Company to purchase 1,099,097 shares of Company common stock. The term loan principal is payable over fifteen equal annual installments through December 31, 2018. Interest on the term loan is fixed at a rate of 4.00%. Each year, the Savings Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Savings Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $750,000, $802,000 and $759,000 for the years ended March 31, 2008, 2007 and 2006, respectively.

The ESOP shares were as follows:

	March 31,	
	2008	**2007**
Allocated shares	287,039	218,622
Shares committed to be released	9,428	9,791
Unearned shares	787,689	860,962
Total ESOP Shares	1,084,156	1,089,375
Fair value of unearned shares	$ 7,939,905	$ 10,279,886

NOTE 12 - EMPLOYEE BENEFIT PLANS (CONTINUED)

Section 401(k) Plan

The Savings Bank sponsors a Plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC"), for all eligible (attainment of age 21 and one year of service) employees. Employees may elect to save up to 25% of their compensation, subject to IRC limits. For each dollar up to 4.5% of compensation, the Savings Bank will match 50% of the employee's contribution. The Plan expense for the years ended March 31, 2008, 2007, and 2006, was approximately $66,000, $63,000 and $63,000, respectively.

Supplemental Executive Retirement Plan ("SERP")

Effective upon the consummation of the Savings Bank's reorganization in March 2004, a SERP was established. The plan provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the employee stock ownership plan loan. Specifically, the plan provides benefits to eligible officers (those designated by the Board of Directors of the Savings Bank) that cannot be provided under the Section 401(k) plan or the ESOP as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plans, but for these Internal Revenue Code limitations. In addition to providing for benefits lost under tax-qualified plans as a result of the Internal Revenue Code limitations, the SERP also provides supplemental benefits upon a change of control prior to the scheduled repayment of the ESOP loan. Generally, upon a change in control, the SERP provides participants with a benefit equal to what they would have received under the ESOP, had they remained employed throughout the term of the loan, less the benefits actually provided under the plan on the participant's behalf. A participant's benefits generally become payable upon a change in control of the Savings Bank and the Company. The SERP expense for the years ended March 31, 2008, 2007, and 2006, was approximately $40,000, $46,000 and $39,000, respectively. At March 31, 2008 and 2007, the accrued SERP liability was $204,000 and $164,000, respectively.

NOTE 13 - STOCK-BASED COMPENSATION

At the Company's annual stockholders' meeting held on July 14, 2005, stockholders of the Company approved the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan. Under this plan, the Company may grant options to purchase up to 1,495,993 shares of Company common stock and may grant up to 598,397 shares of common stock as restricted stock awards. At March 31, 2008, there were 165,661 shares remaining for future option grants, and 34,950 shares remaining available for future restricted stock awards under the plan.

On December 7, 2005, 585,231 shares of restricted stock were awarded. The restricted shares awarded had a grant date fair value of $10.22 per share. 20% of the shares awarded were immediately vested, with an additional 20% becoming vested annually thereafter. During the years ended March 31, 2008, 2007 and 2006, approximately $1,061,000, $1,332,000 and $1,595,000, respectively, in expense was recognized in regard to these restricted stock awards. The Company recognized approximately $424,000, $532,000 and $637,000 of income tax benefits resulting from this expense for the years ended March 31, 2008, 2007 and 2006, respectively. The total fair value of stock awards vested during the years ended March 31, 2008, 2007 and 2006 were approximately $1,081,000, $1,640,000 and $1,196,000, respectively.

NOTE 13 - STOCK-BASED COMPENSATION (CONTINUED)

The following is a summary of the status of the Company's restricted shares:

	Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at March 31, 2006	468,185	$10.22
Vesting	(134,579)	10.22
Granted	-	-
Forfeited	(21,065)	10.22
Non-vested at March 31, 2007	312,541	10.22
Vesting	(103,942)	10.22
Granted	-	-
Forfeited	(719)	10.22
Non-vested at March 31, 2008	207,880	$10.22

Expected future compensation expense relating to the 208,000 non-vested restricted shares outstanding at March 31, 2008 is $1,770,000 over a weighted average period of 1.7 years.

On August 31, 2005, options to purchase 1,483,510 shares of common stock at $10.24 per share were awarded and will expire no later than ten years following the grant date. Immediately upon grant, 20% of the options awarded were vested, with an additional 20% becoming vested annually thereafter. In February 2006, the Company's Board of Directors approved the acceleration of the second 20% of the option grants so that those options became fully vested as of March 31, 2006. During the years ended March 31, 2008, 2007 and 2006, approximately $500,000, $784,000 and $-0-, respectively, in stock option expense, was recorded net of income tax benefits of $139,000, $230,000 and $-0-, respectively.

NOTE 13 - STOCK-BASED COMPENSATION (CONTINUED)

A summary of stock option activity follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at March 31, 2006	1,483,510	$10.24		
Exercised	(2,392)	10.24		$ 742
Forfeited or cancelled	(48,465)	10.24		
Outstanding at March 31, 2007	1,432,653	10.24		
Expired	(104,713)	10.24		
Outstanding at March 31, 2008	1,327,940	$10.24	7.42 Years	-
Exercisable at March 31, 2008	796,764	$10.24	7.42 Years	-

Shares issued upon the exercise of stock options are issued from treasury stock. The Company has an adequate number of treasury shares available for future stock option exercises. Expected future compensation expense relating to the 531,000 non-vested options outstanding at March 31, 2008 is $311,000 over a weighted average period of 1.4 years.

The fair value of the options granted on August 31, 2005, as computed using the Black-Scholes option-pricing model, was determined to be $2.38 per option based upon the following underlying assumptions: a risk-free interest rate, expected option life, expected stock price volatility, and dividend yield of 4.11%, 6.0 years, 21.56%, and 1.95%, respectively.

NOTE 14 – DEFINED BENEFIT PLANS

Directors' Retirement Plan

The Directors' Retirement Plan is a nonqualified, unfunded pension plan with benefits based on fees paid to directors while still active. The funding policy is to pay directors on a pay-as-you-go basis. The measurement dates used to value the plan were January 1, 2008 and 2007, respectively.

The following table sets forth the funded status for the Directors' Retirement Plan and amounts recognized in the consolidated statements of financial condition.

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Directors' Retirement Plan (Continued)

	March 31, 2008	March 31, 2007
Change in projected benefit obligations:		
Benefit obligation - beginning	$ 2,078,491	$ 2,210,149
Service cost	81,012	19,124
Interest cost	127,428	128,240
Actuarial (gain) loss	(45,847)	(257,606)
Benefits paid	(89,000)	(21,416)
Benefit obligation - ending	2,152,084	2,078,491
Change in plan assets:		
Fair value of plan assets - beginning	-	-
Employer contribution	89,000	21,416
Benefits paid	(89,000)	(21,416)
Fair value of plan assets - ending	-	-
Funded status and accrued pension cost included in other liabilities	$ (2,152,084)	$ (2,078,491)
Assumptions:		
Discount rate	6.50%	6.25%
Rate of increase in compensation	4.50%	4.00%

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Directors' Retirement Plan (Continued)

The Savings Bank expects to make contributions to the plan during the year ending March 31, 2009, totaling approximately $92,000. At March 31, 2008, benefit payments expected to be paid under the plan are as follows (in thousands):

Years ending March 31:		
2009	$	92
2010		99
2011		123
2012		146
2013		158
2014-2018		1,014
	$	1,632

Net periodic pension cost for the plan included the following components:

	Years Ended March 31,					
	2008		2007		2006	
Service cost	$	81,012	$	19,124	$	15,492
Interest cost		127,428		128,240		102,368
Net amortization and deferral		86,052		108,836		88,264
Net Periodic Pension Cost Included in Directors' Compensation	$	294,492	$	256,200	$	206,124
Assumptions:						
Discount rate		6.250%		5.875%		6.125%
Rate of increase in compensation		4.000%		4.000%		4.000%

At March 31, 2008, unrecognized net loss of $141,165 and unrecognized prior service cost of $407,604 were included in accumulated other comprehensive income in accordance with SFAS No. 158. As required under SFAS No. 158, for the fiscal year ending March 31, 2009, $86,052 of prior service cost is expected to be recognized as a component of net periodic pension cost.

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Former President's Retirement Plan

The Former President's Retirement Plan is a nonqualified, unfunded pension plan with the only participant the former president of the Savings Bank.

The plan was established on July 24, 1996, with a commencement date of January 1, 1999. The funding policy is to pay the former president $35,000 annually for his life or for a ten year minimum payment period commencing October 1, 1998, to his surviving spouse. Due to the death of the former president in February 2005, his surviving spouse has begun and will continue to receive annual payments of $35,000 through December 31, 2008. The plan shall also provide coverage under a health insurance plan for the former president's spouse for life. The annual costs associated with these benefits are accrued on the basis of actuarial assumptions and included in salaries and employee benefits. The measurement dates used to value the plan were January 1, 2008 and 2007, respectively.

The following table sets forth the funded status for the Former President's Retirement Plan and amounts recognized in the consolidated statements of financial condition:

	March 31,	
	2008	2007
Change in projected benefit obligations:		
Benefit obligation - beginning	$ 130,141	$ 161,885
Interest cost	7,500	8,924
Actuarial loss (gain)	425	(548)
Benefits paid	(40,410)	(40,120)
Benefit obligation - ending	97,656	130,141
Change in plan assets:		
Fair value of plan assets - beginning	-	-
Employer contribution	40,410	40,120
Benefits paid	(40,410)	(40,120)
Fair value of plan assets - ending	-	-
Funded status and accrued pension cost included in other liabilities	$ (97,656)	$ (130,141)
Assumed discount rate	6.50%	6.25%

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

Former President's Retirement Plan (Continued)

The Savings Bank expects to make contributions to the Plan during the year ending March 31, 2009, totaling approximately $32,000. At March 31, 2008, benefit payments expected to be paid under the Plan are as follows (in thousands):

Years ending March 31:		
2009	$	32
2010		6
2011		6
2012		6
2013		6
2014-2018		32
	$	88

Net periodic pension cost for the Plan included the following components:

	Years Ended March 31,		
	2008	2007	2006
Interest cost	$ 7,500	$ 8,924	$ 11,024
Net amortization and deferral	(10,188)	(11,360)	(12,796)
Net Periodic (Benefit)	$ (2,688)	$ (2,436)	$ (1,772)
Assumed discount rate	6.250%	5.875%	6.125%

At March 31, 2008, unrecognized net gain of $99,122 was included in accumulated other comprehensive income in accordance with SFAS No. 158. As required under SFAS No. 158, for the fiscal year ending March 31, 2009, $8,388 of the net gain is expected to be recognized as a component of net periodic pension benefit.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of financial instruments are as follows:

	March 31,			
	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 52,231	$ 52,231	$ 41,105	$ 41,105
Securities available for sale:				
Investment	-	-	4,981	4,981
Mortgage-backed	90,219	90,219	45,790	45,790
Securities held to maturity:				
Investment	109,993	112,086	164,989	164,084
Mortgage-backed	180,666	182,686	90,100	88,802
Loans receivable	420,619	416,321	418,616	409,976
Federal Home Loan Bank of New York stock	7,537	7,537	3,217	3,217
Interest receivable	4,577	4,577	4,439	4,439
Financial liabilities:				
Deposits	567,722	581,920	567,459	569,003
FHLB advances	142,306	145,039	45,346	44,634
Interest payable	581	581	195	195

NOTE 16 - COMMITMENTS AND CONTINGENCIES

The Company, Savings Bank and Botany are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet investment needs and the financing needs of the Savings Bank's customers. These financial instruments primarily include commitments to originate and purchase loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement in particular classes of financial statements.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Savings Bank, upon extension of credit, is based on management's credit evaluation of the counterparty.

The Savings Bank, at March 31, 2008, had outstanding commitments to originate loans totaling approximately $10,737,000, which included $8,280,000 for fixed-rate mortgage loans with interest rates ranging from 5.25% to 5.75%, $1,982,000 for adjustable rate commercial mortgage loans with initial rate ranging from 5.50% to 6.00%, and $475,000 for fixed rate second mortgage loans with an interest rates of 6.375%. Outstanding loan commitments at March 31, 2007 totaled $3,819,000. These commitments generally expire in three months or less.

NOTE 16 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

At March 31, 2008, the Savings Bank had outstanding commitments to purchase a $750,000 participation in a $5.8 million construction loan, and a $750,000 participation in a $7.3 million construction loan with adjustable interest rates of 3.00% and 2.50%, respectively, over the one month London Interbank Offering Rate. The commitments outstanding at March 31, 2007 were to purchase both a $117,000 construction loan and $5,598,000 of mortgage loans.

At March 31, 2008 and 2007, undisbursed funds from customer approved unused lines of credit under a homeowners' equity lending program amounted to approximately $2,559,000 and $2,505,000, respectively. Unless they are specifically cancelled by notice from the Savings Bank, these funds represent firm commitments available to the respective borrowers on demand.

Management does not anticipate losses on any of the foregoing transactions.

Periodically, there have been various claims and lawsuits against the Company and Savings Bank, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

NOTE 17 – COMPREHENSIVE INCOME

The components of accumulated other comprehensive gain (loss) included in stockholders' equity are as follows:

	March 31,	
	2008	2007
Net unrealized gain (loss) on securities available for sale	$ 1,336,254	$ (1,010,002)
Tax effect	(533,700)	403,395
Net of tax amount	802,554	(606,607)
Benefit plan adjustments	(449,647)	(570,933)
Tax effect	179,589	228,031
Net of tax amount	(270,058)	(342,902)
Accumulated other comprehensive income (loss)	$ 532,496	$ (949,509)

NOTE 17 – COMPREHENSIVE INCOME (CONTINUED)

The components of other comprehensive income (loss) and related tax effects are presented in the following table:

	Years Ended March 31,		
	2008	**2007**	**2006**
Unrealized holding gain (loss) on securities available for sale:			
Unrealized holding gain (loss) arising during the year	$ 2,346,256	$ 1,414,360	(614,468)
Defined benefit pension plan:			
Pension losses	35,234	-	-
Prior service cost	86,052	-	-
Net change in defined benefit pension plan accrued expense	121,286	-	-
Other comprehensive income (loss) before taxes	2,467,542	1,414,360	(614,468)
Tax effect	(985,537)	(564,895)	245,418
Other comprehensive income (loss)	$ 1,482,005	$ 849,465	$ (369,050)

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION

The following are the condensed financial statements for Clifton Savings Bancorp, Inc. (Parent company only) as of March 31, 2008 and 2007 and for the three years ended March 31, 2008.

STATEMENTS OF CONDITION

	March 31,	
	2008	2007
ASSETS		
Cash and due from banks	$ 4,469,330	$ 12,727,888
Investment securities held to maturity	9,993,194	19,989,209
Loan receivable from Savings Bank	8,741,402	9,359,240
Investment in subsidiary	148,909,981	142,603,213
Interest receivable	248,779	372,084
Other assets	67,981	71,663
Total Assets	**$ 172,430,667**	**$ 185,123,297**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 75,863	$ 525,653
Stockholders' equity	172,354,804	184,597,644
Total Liabilities and Stockholders' Equity	**$ 172,430,667**	**$ 185,123,297**

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF INCOME

	Years Ended March 31,		
	2008	2007	2006
Interest income:			
Loans	$ 359,207	$ 382,273	$ 405,348
Securities	445,218	826,989	1,171,977
Other	48	41,149	191,184
Total Interest Income	804,473	1,250,411	1,768,509
Non-interest expenses	589,037	536,965	597,455
Income before Income Taxes and Equity in Undistributed Earnings of Subsidiary	215,436	713,446	1,171,054
Income taxes	87,475	286,802	466,813
Income before Equity in Undistributed Earnings of Subsidiary	127,961	426,644	704,241
Equity in undistributed earnings of subsidiary	2,243,673	2,045,207	2,962,531
Net Income	**$ 2,371,634**	**$ 2,471,851**	**$ 3,666,772**

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOW

	Years Ended March 31, 2008	2007	2006
Cash Flows From Operating Activities			
Net income	$ 2,371,634	$ 2,471,851	$ 3,666,772
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of discounts	(3,985)	(3,819)	(3,658)
Decrease in interest receivable	123,305	157,507	62,003
Decrease in other assets	3,682	5,114	6,454
(Decrease) increase in other liabilities	(449,790)	247,312	21,821
Increase in deferred compensation obligation under Rabbi Trust	33,812	33,090	45,389
Equity in undistributed earnings of subsidiary	(2,243,673)	(2,045,207)	(2,962,531)
Net Cash (Used in) Provided by Operating Activities	(165,015)	865,848	836,250
Cash Flows From Investing Activities			
Proceeds from maturities of investment securities available for sale	-	15,000,000	10,000,000
Proceeds from maturities of investment securities held to maturity	10,000,000	-	-
Repayment of loan receivable from Savings Bank	617,838	594,076	571,226
Cash dividends paid on unallocated ESOP shares used to repay loan receivable from Savings Bank	(174,151)	(188,878)	(203,605)
Net Cash Provided by Investing Activities	10,443,687	15,405,198	10,367,621
Cash Flows From Financing Activities			
Cash dividends paid	(2,062,969)	(2,384,639)	(2,492,484)
Purchase of treasury stock	(16,466,079)	(16,890,512)	(8,689,942)
Sale of treasury stock to Savings Bank to fund restricted stock awards	-	-	5,981,060
Exercise of stock options	-	24,494	-
Purchase of forfeited restricted stock awards	(8,182)	(247,173)	-
Net Cash (Used in) Financing Activities	(18,537,230)	(19,497,830)	(5,201,366)
Net (Decrease) Increase in Cash and Cash Equivalents	(8,258,558)	(3,226,784)	6,002,505
Cash and Cash Equivalents - Beginning	12,727,888	15,954,672	9,952,167
Cash and Cash Equivalents - Ending	$ 4,469,330	$ 12,727,888	$ 15,954,672

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	(In Thousands, except for per share amounts)			
Interest income	$ 9,359	$ 9,447	$ 9,647	$ 10,117
Interest expense	5,796	6,001	6,173	6,515
Net Interest Income	3,563	3,446	3,474	3,602
Provision for loan losses	0	90	0	0
Non-interest income	272	286	285	295
Non-interest expenses	3,095	3,049	2,870	3,111
Income taxes	178	103	192	163
Net Income	$ 562	$ 490	$ 697	$ 623
Net income per common share - basic and diluted	$ 0.02	$ 0.02	$ 0.03	$ 0.02
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted average number of common shares and common stock equivalents outstanding:				
Basic	27,427	27,062	26,505	26,304
Diluted	27,645	27,189	26,616	26,323

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

	Quarter Ended			
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(In Thousands, except for per share amounts)			
Interest income	$ 9,195	$ 9,398	$ 9,513	$ 9,414
Interest expense	4,917	5,299	5,688	5,696
Net Interest Income	4,278	4,099	3,825	3,718
Provision for loan losses	50	20	10	10
Non-interest income	64	69	54	186
Non-interest expenses	3,061	3,061	2,985	3,273
Income taxes	460	401	325	165
Net Income	$ 771	$ 686	$ 559	$ 456
Net Income per common share - basic and diluted	$ 0.03	$ 0.02	$ 0.02	$ 0.02
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Weighted average number of common shares and common stock equivalents outstanding:				
Basic	28,663	28,374	28,200	27,902
Diluted	28,700	28,460	28,430	28,111

Stock Performance Graph



Total Return Performance
Clifton Savings Bancorp, Inc.
NASDAQ Composite
SNL Thrift Index
SNL MHC Thrift Index
Index Value
150
140
130
120
110
100
90
80
70
60
03/04/04
03/31/05
09/30/05
03/31/06
09/30/06
03/31/07
09/30/07
03/31/08

	Period Ending							
Index	**03/04/04**	**03/31/05**	**09/30/05**	**03/31/06**	**09/30/06**	**03/31/07**	**09/30/07**	**03/31/08**
Clifton Savings Bancorp, Inc.	100.00	92.54	85.94	90.06	95.40	102.36	102.34	88.03
NASDAQ Composite	100.00	97.28	104.70	113.85	109.89	117.84	131.45	110.90
SNL Thrift Index	100.00	97.34	99.34	109.64	115.63	115.92	105.53	70.65
SNL MHC Thrift Index	100.00	100.94	103.83	115.83	131.89	142.76	141.81	136.59

INVESTOR AND CORPORATE INFORMATION

Clifton Savings Bancorp, Inc. (the "Company"), headquartered in Clifton, NJ, is the holding company for Clifton Savings Bank. A majority of the outstanding shares of Clifton Savings Bancorp's common stock is owned by Clifton MHC, the mutual holding company of Clifton Savings. Clifton Savings operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its 10 full-service banking offices in northeast New Jersey. Clifton Savings Bank has one wholly owned subsidiary, Botany Inc., a New Jersey corporation which serves as an investment company.

ANNUAL MEETING

The annual meeting of stockholders will be held at 9:00 am, on August 14, 2008, at the Valley Regency located at 1129 Valley Road, Clifton, NJ 07013.

STOCK LISTING

Clifton Savings Bancorp, Inc. common stock is listed on the Nasdaq Global Market under the symbol "CSBK."

PRICE RANGE OF COMMON STOCK

	2008			2007		
Quarter Ended	High	Low	Dividend Declared	High	Low	Dividend Declared
June 30	$12.14	$10.84	$0.05	$10.83	$10.26	$0.05
September 30	11.92	8.94	0.05	11.35	10.58	0.05
December 31	11.92	9.54	0.05	12.23	11.20	0.05
March 31	10.33	9.10	0.05	12.33	11.15	0.05

At May 30, 2008, there were 1,532 holders of record of Clifton Savings Bancorp, Inc. common stock.

STOCKHOLDERS AND GENERAL INQUIRIES

Bart D'Ambra
Clifton Savings Bancorp, Inc.
1433 Van Houten Avenue
Clifton, NJ 07015
973.473.2200

ANNUAL AND OTHER REPORTS

A copy of the Clifton Savings Bancorp, Inc. Annual Report on Form 10-K without exhibits for the year ended March 31, 2008, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bart D'Ambra, Clifton Savings Bancorp, Inc., 1433 Van Houten Avenue, Clifton, NJ 07013

INDEPENDENT AUDITORS

Beard Miller Company LLP
55 U.S. Highway 46
Pine Brook, NJ 07058

CORPORATE COUNSEL

Kilpatrick Stockton LLP
Suite 900
607 14th Street, NW
Washington, DC 20005

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

DIRECTORS AND OFFICERS

DIRECTORS OF CLIFTON SAVINGS BANCORP, INC., CLIFTON MHC AND CLIFTON SAVINGS BANK

JOHN A. CELENTANO, JR.
Chairman of the Board and
Chief Executive Officer – Clifton Savings Bancorp, Inc. and Clifton MHC
Chairman of the Board – Clifton Savings Bank

THOMAS A. MILLER
Owner – The T.A. Miller & Co., Inc.

CYNTHIA SISCO PARACHINI
Property Management

JOHN H. PETO
Real Estate Investor

CHARLES J. PIVIROTTO
Managing Shareholder – Pivirotto & Foster, CPA's, PA

JOSEPH C. SMITH
President – Smith-Sondy Asphalt Construction Co.

JOHN STOKES
General Partner – O.I.R. Realty Co.

EXECUTIVE OFFICERS OF CLIFTON SAVINGS BANCORP, INC. AND CLIFTON MHC

JOHN A. CELENTANO, JR.
Chairman of the Board and Chief Executive Officer

WALTER CELUCH
President – Clifton Savings Bancorp, Inc. and Clifton MHC and Corporate Secretary (Clifton Savings Bancorp, Inc.)

CHRISTINE R. PIANO, CPA
Chief Financial Officer and Treasurer

BART D'AMBRA
Corporate Secretary – Clifton MHC

OFFICERS OF CLIFTON SAVINGS BANK

JOHN A. CELENTANO, JR.
Chairman of the Board

WALTER CELUCH
President, Chief Executive Officer and Secretary

BART D'AMBRA
Executive Vice President and Chief Operating Officer

STEPHEN A. HOOGERHYDE
Executive Vice President and Chief Lending Officer

CHRISTINE R. PIANO, CPA
Executive Vice President and Chief Financial Officer

SUSAN L. HORANT
Vice President and Security Officer

ELEANOR BAKELAAR-MENNITI
Vice President and N.O.W. Administrator

JOSEPHINE T. SCAVONE
Vice President and Human Resource Administrator

LINDA FISHER
Vice President and Loan Officer

COLEEN KELLEY
Vice President and IRA Administrator

TED MUNLEY
Vice President and Branch Coordinator

NANCY NA
Vice President and Controller

BERNADETTE MCDONALD
Vice President and Treasurer

CLAIRE GIANCOLA
Vice President and Training Manager

BRANCH OFFICE LOCATIONS

MONTCLAIR HEIGHTS
(MAIN OFFICE)
1433 Van Houten Avenue
Clifton, NJ 07015
973.473.2200 / 973.473.2020

RICHFIELD
1055 Clifton Avenue
Clifton, NJ 07013
973.473.2323

BOTANY VILLAGE
1 Village Square West
Clifton, NJ 07011
973.546.3320

LAKEVIEW AVENUE
319 Lakeview Avenue
Clifton, NJ 07011
973.478.1260

ATHENIA
646 Van Houten Avenue
Clifton, NJ 07013
973.473.0025

VALLEY ROAD
387 Valley Road
Clifton, NJ 07013
973.279.1505

PALISADE AVENUE
247 Palisade Avenue
Garfield, NJ 07026
973.478.5050

LANZA AVENUE
369 Lanza Avenue
Garfield, NJ 07026
973.478.1200

WALLINGTON
55 Union Boulevard
Wallington, NJ 07057
973.779.7306

WAYNE
1158 Hamburg Turnpike
Wayne, NJ 07470
973.628.1611


PASSAIC
COUNTY
BERGEN
COUNTY
WAYNE
CLIFTON
(6)
GARFIELD
(2)
WALLINGTON
NEW JERSEY



CLIFTON SAVINGS BANK
1433 Van Houten Avenue
P.O. Box 2149, Clifton, NJ 07015-2149
973.473.2200